UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number: 000-10093



Fuse Medical, Inc.
(Exact name of registrant as specified in its charter)

Delaware	59-1224913
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1565 N. Central Expressway, Suite 220, Richardson, TX	**75080**
(Address of principal executive offices)	**(Zip Code)**

(469) 862-3030
Registrant's telephone number, including area code

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	FZMD	OTCPink

Securities registered pursuant to Section 12(g) of the Act:
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "small reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has selected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether or not the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,030,536.

Indicate the number of shares outstanding of each of the registrant's classes of Common Stock, as of the latest practicable date: As of March 21, 2023, 73,895,794 shares of the registrant's Common Stock were outstanding.

Audit Firm ID: 2738	Auditor Name: M&K CPAS, LLC	Auditor Location: Houston, TX, US

INDEX

PART I

PART II

PART III

PART IV

In this Annual Report on Form 10-K ("Annual Report"), the terms "we," "us," "our" and "Fuse" mean Fuse Medical, Inc. and our subsidiary, CPM Medical Consultants, LLC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and in particular, the descriptions of our "Business" set forth in "Item 1. Business," "Item 1A. Risk Factors," and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" contain or incorporate a number of forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933, as amended, the ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, the ("Exchange Act"), including statements regarding:

- the plans and objectives of management for future operations;

- a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items;

- our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC");

- our ability to meet the financial covenants under our credit facility;

- our ability to maintain profitability and the need to raise additional funding;

- our beliefs regarding potential clinical and other health benefits of our medical products; and

- the assumptions underlying or relating to any statement described above.

Terms such as "may," "might," "would," "should," "could," "project," "estimate," "pro-forma," "predict," "potential," "strategy," "anticipate," "attempt," "develop," "plan," "help," "believe," "continue," "intend," "expect," "future," and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms.

Forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates, and assumptions and are subject to a number of risks, uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: (i) our inability to obtain adequate debt or equity financing; (ii) the duration of, and government response to, the novel coronavirus SARS CoV-2 ("COVID-19") pandemic, including limitations on performing elective surgeries; (iii) the significant length of time and resources associated with the development of our products and related insufficient cash flows and resulting illiquidity; (iv) our inability to expand our business; (v) significant government regulation of our business and the healthcare industry; (vi) lack of product diversification; (vii) existing or increased competition; (viii) results of arbitration and litigation; (ix) stock volatility and illiquidity; and (x) our failure to implement our business plans or strategies. Descriptions of some of the risks and uncertainties that could cause our actual results to differ materially from those described by the forward-looking statements in this Annual Report appear in "Item 1A, Risk Factors" ("Risk Factors") and elsewhere in this 2022 Annual Report.

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the Risk Factors. We disclaim any obligation to update the forward-looking statements contained in this Annual Report to reflect any new information, future events or circumstances, or otherwise.

Readers should read this Annual Report in conjunction with (i) the discussion under the caption Risk Factors, (ii) our audited consolidated financial statements as of December 31, 2022, and 2021, and the related notes therein included in this Annual Report, beginning on page F-1 ("Financial Statements"), and (iii) other documents which we may file from time to time with the SEC.

Explanatory Note

We are a "smaller reporting company" as that term is defined in Rule 12b-2 promulgated under the Exchange Act. Accordingly, this Annual Report will reflect the reporting requirements of smaller reporting companies as set forth in Regulation S-K, promulgated under the Exchange Act.

ITEM 1. BUSINESS.

Overview

We are a manufacturer and national distributor of medical devices in the United States. We provide a broad portfolio of orthopedic implants including:

- Foot and Ankle: internal and external fixation products;

- Orthopedics: upper and lower extremity plating and total joint reconstruction implants;

- Sports Medicine: soft tissue fixation and augmentation for sports medicine procedures;

- Spine: full spinal implants for trauma, degenerative disc disease, and deformity indications (collectively, we refer to these bulleted products as "Orthopedic Implants").

We also provide a wide array of osteo-biologics and regenerative products, which include human allografts, tendons, synthetic skin and bone substitute materials, and regenerative tissues, which we refer to as ("Biologics").

All of our medical devices are approved by the U.S. Food and Drug Administration ("FDA") for sale in the United States, and all of our Biologics suppliers are licensed tissue banks accredited by the American Association of Tissue Banks. Additionally, we are licensed by the FDA for storage and distribution of human cells, tissues, and cellular and bone-based products (HCT/Ps), and an FDA-registered medical device specification developer and repackager/relabeler, and manufacturer of record, (a "Manufacturer"). We are seeking to grow our manufacturing operations, both by internal product development and by acquiring existing FDA approved devices and related intellectual property.

Impact of COVID-19

Currently, the future trajectory of the COVID-19 pandemic remains uncertain, both in the U.S. and in other markets. Progress has been made on therapeutic treatments and the development and distribution of vaccines, though the efficacy, timing, and adoption of various treatments and vaccines is uncertain, particularly with respect to new variants of COVID-19 which have emerged. Given these various uncertainties, it is unclear the extent to which lingering slowdowns in elective procedures could affect our business during 2023 and beyond. COVID-19 has also continued to present uncertainties and delays in the U.S. and global supply chain, for both raw materials and finished goods through increased pricing pressures and labor shortages. This disruption in our supply chain has adversely impacted lead times to; manufacture products, launch product lines, and commercialize our products in the marketplace. As a result, we are continuing to source alternate suppliers to help mitigate the impact to our supply chain. Any prolonged decrease in demand for our products or disruption to our business resulting from COVID-19, or similar public health emergencies, would adversely affect our revenues and results of operations.

Products

We believe our broad portfolio of Orthopedic Implants and Biologics provides high-quality products to assist surgeons with positive patient outcomes and that are cost-effective solutions for our customers.

Currently Marketed Products – Orthopedic Implants

- Foot and Ankle - We offer comprehensive product offerings of internal and external fixation for forefoot, midfoot and hindfoot reconstruction. Our solutions include CPM Cannulated Headed and Headless Screws, CPM Snap Off Screws, Fuse Orbitum Compression Staple System, FuseFix HammerToe and our Fuse TyWedge System.

- Orthopedics - We offer joint reconstruction systems for upper and lower extremities, which include the Sterizo Total Knee, Tibial Revision, and Total Hip Replacement Systems, as well as the Arrow total and reverse total shoulder system.

- Sports Medicine - We offer our line of Fuse Suture Anchors and Interference Screws as well as multiple products for soft tissue fixation augmentation, including ACL and Rotator Cuff Repair (RCR).

- Spine - We offer a full line of spinal products for cervical and thoracolumbar fusion, including our Fuse PSS Pedicle Screw system for open and MIS procedures, our Fuse ACP Anterior Cervical Plating System, our Maxim X-Treme PEEK Cervical Interbodies and CPM PEEK Titanium Coated Cervical and Lumbar Interbodies.

Currently Marketed Products – Biologics

- Osteobiologics - We offer an extensive product portfolio of allograft products for all categories for fracture management and fusion indications, which include FusePure™ Demineralized Bone Matrix (DBM) and FuseTrilogy™ Viable Bone Matrix bone void fillers.

- Regenerative - We offer placental membranes for use in conjunction with surgical procedures, which includes FuseChoice™, FuseChoice™ Plus, and FuseChoice™ Max, with amniotic and umbilical membranes, and FuseChoice™ Derm, FuseChoice™ DermX, and FuseChoice™ DermXT with dermal matrix membranes.

- Autologous - We offer concentration systems for Platelet Rich Plasma (PRP) and Bone Marrow Aspirate Concentrate (BMAC).

Customers and Product Distribution Channels

Retail. Under our retail distribution model, ("Retail Model"), we sell directly to our end customers, which consist of hospitals and medical facilities, utilizing (i) our full-time sales representatives whom we employ or engage as independent contractors and (ii) independent sales representatives who work on a non-exclusive basis. In both instances, we pay the sales representative a commission with respect to sales made by the representative. We refer to sales through our Retail Model as Retail Cases (which are herein referred to as "Retail Cases"). For the years ended December 31, 2022 and 2021, our Retail Cases generated, in aggregate, approximately 93% and 92%, respectively, of our revenues.

Wholesale. Under our wholesale distribution model, ("Wholesale Model"), we sell our products directly to independent distributors rather than to hospitals and medical facilities who are the ultimate end customer. We do not pay commissions from any sales to independent distributors. We refer to our sales through our Wholesale Model as Wholesale Cases, (which are herein referred to as "Wholesale Cases"). For the years ended December 31, 2022 and 2021, our Wholesale Cases generated, in aggregate, approximately 7% and 8%, respectively, of our revenues.

For the year ended December 31, 2022, our largest customer represented approximately 13.1% of our consolidated net revenues. We continue to develop and expand our customer portfolio by building relationships with key medical professionals in the expanding geographic areas we serve. We provide on-going product training and support to our full-time sales representatives, independent sales representatives and contractors, and independent distributors, along with product manufacturer marketing materials to ensure customer satisfaction with the products we offer. We believe focusing on these key areas is essential to growing our customer base and increasing revenues, particularly with respect to Retail Cases.

Manufacture and Supply

We rely on third-party suppliers for the manufacturing or machining of all our products. Outsourcing product manufacturing reduces our need for capital investment and reduces operational expenses. Additionally, outsourcing provides expertise and capacity necessary to scale up or down based on demand for our products. We select our suppliers to ensure that all our products are safe, effective, adhere to all applicable regulations, and meet our high-quality standards and supply needs. We employ a rigorous supplier assessment, qualification, and selection process targeted to suppliers that meet the requirements of the FDA, International Organization for Standardizations, ("ISO"), and quality standards supported by our internal policies and procedures. Our quality assurance process monitors and maintains supplier performance through qualification and periodic supplier reviews and audits.

Our suppliers consist of:

Contract manufacturers. For products for which we are the manufacturer of record on the applicable 510(k), we outsource our manufacturing and machining needs to contract manufacturers. Our approved contract manufacturers are all ISO13485 certified and machine and produce our products to our specifications. All finished products go through quality and final inspection at our facility. We then sell the products under one of our own proprietary brands utilizing our Retail Model or Wholesale Model. Our FDA cleared products for which we are the manufacturer of record are:

- Maxim X-Treme PEEK Cervical Interbody System

- Fuse PSS open and MIS Pedicle Screw System

- Orbitum™ Compression Staple System

- Sterizo Total Knee System

- Sterizo Tibial Revision System

Private label manufacturers. We purchase products directly from the manufacturer on an exclusive basis. We then sell the products under one of our own proprietary brands utilizing our Retail Model or our Wholesale Model. With respect to private label products, the manufacturer owns the applicable 510(k), which is an FDA clearance of a premarket notification requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act ("FDCA").

We contract with Tyber Medical, LLC, Maruho Medical, LLC, and Solco Biomedical Co., Ltd, for the manufacture of Orthopedic Implants to develop and expand our private label initiatives, including our foot and ankle, and spine and sports medicine products. During 2022, we expanded our private label products through key relationships and suppliers. Our Orthopedic Implants private label portfolio consists of:

- our internal fixation product line for foot and ankle procedures, which includes CPM Headed and Headless Cannulated Screws, CPM Snap Off Screws, the FuseFix Hammertoe implant, and Fuse TyWedge System for Evans & Cotton procedures;

- our Cervical ACIF, and Lumbar PLIF/TLIF interbody spacer product line that features titanium-coated surfaces to promote osseointegration during spinal fusion surgeries;

- our Fuse Suture Anchor product line for sports medicine procedures, which includes Galen, Kopis and Vida suture anchors delivery system for soft tissue fixation ("Fuse Suture Anchors"); and

- our Fuse ACP Anterior Cervical Plating System.

Private label tissue processors. We purchase products directly from the tissue processors on an exclusive basis. We then sell the products under one of our own proprietary brands utilizing our Retail Model or our Wholesale Model. We contract with Vivex Biomedical to process our regenerative tissues and viable bone matrices, and Pinnacle Transplant Technologies for osteobiologics, and demineralized bone matrices.

Manufacturers. We purchase products directly from the manufacturer on a wholesale basis and serve as a stocking distributor for the manufacturer with respect to the products. We then sell the products utilizing our Retail and Wholesale Models and determine the sales price to the end customer.

Our primary supplier of Biologics is Vivex Biomedical, Inc., a biomedical company focused on cellular therapies that treat orthopedic, spine, wound, and soft tissue indications. With respect to Orthopedic Implants, our significant suppliers are Fusion Orthopedics for foot and ankle implants, Signature Orthopedics for hip replacement systems, and Kyocera Technologies, Inc. for medical devices used in spine surgeries.

Research and Development

To further our business objectives, we use our knowledge of the healthcare industry and leverage our relationships with key suppliers, manufacturers, facility materials managers, and distribution channels. In 2022, we continued to utilize our Scientific Advisory Boards, ("SABs"), to assist with our product development and design input. Members of our SABs include the heads of teaching hospitals and universities, clinical residency programs, and clinical fellowship programs at some of the most respected institutions in the United States. Our SABs have provided valuable insight into both our products coming to market as well as the design and development of new products in our pipeline that target unmet needs of the industry, or deficiencies of existing commercialized medical devices. In January of 2022, we formed a New SAB for Sports Medicine and Extremities, to assist with our internal design and development of new product lines utilizing a novel material with osseointegration and anti-bacterial properties. We review our product lines, both internally and with our SABs, proactively evaluating product trends to ensure we offer a comprehensive, high-quality, and cost-effective selection of Orthopedic Implants. We believe these efforts will enable us to become a leader in our industry and to expand our existing customer base.

Public Recognition

Our strategic acquisitions of CPM Medical Consultants, LLC ("CPM") and Palms Springs Partners, LLC d/b/a Maxim Surgical ("Maxim") significantly expanded our product lines, operations, and competitive reach. Fuse was named and ranked 43rd in 2020, 89th in 2019, and 56th in 2018 on Deloitte's *Technology Fast 500™*, an annual ranking of the fastest growing North American companies in the technology, media, telecommunications, life sciences and energy technologies sectors. Fuse was also named and ranked in the top 150 largest public companies by revenue in the Dallas-Fort Worth metropolitan area, by the *Dallas Morning News* in 2018, 2019, 2020 and 2022.

Competition

As a Manufacturer, distributor, and wholesaler of medical devices, we primarily compete with other distributors, as well as, vertically integrated medical device manufacturers that enjoy well-established distribution channels, national sales networks, direct sales models, and participation in large group purchasing organizations ("GPOs") contracted with major hospitals, and surgery centers.

We believe that our ability to offer a diverse selection of products across five different product categories sets us apart from other distributors and gives us a competitive advantage against distributors who are not able to manufacture their own products, as well as manufacturers who are limited to distributing their own products within a specific product category.

Generally, we view Stryker Corporation, Smith & Nephew plc, and Orthofix Medical Inc., as examples of our large vertically integrated competitors. We believe those competitors, and companies like them, only distribute products they manufacture and have significant costs related to new product research and development and organizational support. Conversely, in addition to our own products, we sell a broad portfolio of specialized third-party manufacturers' products and have significantly lower costs related to research and development, as well as significantly lower costs for organizational support. Thus, we believe our competitive advantage lies primarily with our single-source fulfillment sales model, allowing us to offer a broader assortment of several manufacturers' products. We also believe that we generally realize higher gross margins than our competitors due to the lower product costs associated with being a Manufacturer and a stocking distributor.

We contract primarily with small- and medium-sized manufacturers of Orthopedic Implants and Biologics that are subject to FDA compliance and approval standards. We believe these manufacturers are highly innovative and cost effective because of their streamlined sales infrastructures and substantially lower research and development costs. Because of our organizational structure, large distribution footprint, and sales models, we tend to align well with our specialized suppliers' competitive strategies, which we believe is the foundation for additional significant relationships with such suppliers compared to our competitors.

We believe the competition in our industry is primarily driven by continued acquisitions of smaller manufacturers and distributors by larger, vertically integrated companies that produce, market and distribute medical devices, Orthopedic Implants and Biologics. Our vertically integrated competitors benefit from their ability to control costs for the devices they manufacture and distribute. Moreover, we believe the market in which we operate is sensitive to changes in third-party and government payor reimbursements and competitive pricing. We believe that our industry will continue to see increased mergers and acquisitions because the market is significantly fragmented with numerous medical device manufacturers, distributors, and specialized suppliers offering similar product portfolios throughout the United States.

Intellectual Property

We maintain stocking distribution agreements providing for exclusive distribution rights in certain geographic areas and use of associated trademarks, service marks, and tradenames for the sale and promotion of the products we offer. Our distribution agreement with Induce Biologics includes exclusive distribution rights in the state of Texas for the Urist Natural Matrix Protein ("NMP") bioimplant. Our distribution agreement with BRM Extremities includes exclusive distribution rights in the United States of the SilkToe® metatarsophalangeal joint arthroplasty system. Our stocking distribution agreements typically have terms of one (1) to three (3) years, subject to renewal terms. Furthermore, we require employees, independent contractors, consultants, and advisors to execute agreements, with varying terms of one (1) to three (3) years, that assign to us the intellectual property existing and generated from their work. In 2020, we applied and were granted trademark approval for our Galen™ and Kopis™ suture anchors, part of our Fuse Suture Anchor product line. As of 2022, Galen™ became a registered trademark of Fuse.

Government Regulation

Our products are subject to extensive regulation by the FDA and other U.S. federal and state regulatory bodies. Our products are subject to regulation under the FDCA, and in the case of our tissue products, also under the Public Health Service Act, ("PHSA"). To ensure that our products are safe and effective for their intended use, the FDA regulates, among other things, the following activities that we or our manufacturing and distribution partners perform and will continue to perform:

- product design and development;
- product testing;
- non-clinical and clinical research;
- product manufacturing;
- product labeling;
- product storage;
- premarket clearance or approval;
- advertising and promotion;
- product marketing, sales and distribution;
- import and export; and
- post-market surveillance, including reporting deaths or serious injuries related to products and certain product malfunctions.

Government Regulation – Medical Devices

FDA's Premarket Clearance and Approval Requirements. Unless an exemption applies, each medical device we seek to commercially distribute in the United States requires either FDA clearance of a premarket notification requesting permission for commercial distribution under Section 510(k) of the FDCA ("510(k) Clearance"), or approval of a premarket approval application ("PMA"). The information that must be submitted to the FDA in order to obtain clearance or approval to market a new medical device varies depending on how the medical device is classified by the FDA. Under the FDCA medical devices are classified as Class I, Class II, or Class III depending on the degree of risk associated with the use of the device and the extent of manufacturer and regulatory controls deemed to be necessary by the FDA to reasonably ensure their safety and effectiveness.

Class I devices are those with the lowest risk to the patient for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with the applicable portions of the FDA's Quality System Regulation ("QSR"), facility registration and product listing, reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Some Class I devices also require 510(k) Clearance by the FDA, though most Class I devices are exempt from the premarket notification requirements. Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, product-specific guidance documents and post-market surveillance. Manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA. Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by compliance with the General Controls and Special Controls described above. Therefore, these devices must receive an approved PMA. Both 510(k)s and PMAs are subject to the payment of user fees at the time of submission for FDA review.

If the FDA determines that the device is not "substantially equivalent" to a predicate device following submission and review of a 510(k) premarket notification, or if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk, the device sponsor may either pursue a PMA approval or seek reclassification of the device through the de novo process. The products we currently market in the U.S. are Class I and Class II devices marketed under FDA 510(k) clearance.

510(k) Clearance Pathway. To obtain 510(k) Clearance, we must submit a 510(k) premarket notification demonstrating that the proposed device is substantially equivalent to a device legally marketed in the United States. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) Clearance process. To be "substantially equivalent," the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

The FDA's goal is to review and act on each 510(k) premarket notification within 90 days of submission, but the process usually takes from nine to twelve months, and it may take longer if the FDA requests additional information. Most 510(k) premarket clearances do not require supporting data from clinical trials, but the FDA may request such data. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

After a device receives 510(k) Clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) Clearance or, depending on the modification, require premarket approval. The FDA requires each manufacturer to determine whether the proposed change requires the submission of a 510(k) premarket notification or PMA, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) Clearance or PMA is obtained. If the FDA requires us to seek a new 510(k) Clearance or PMA for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant fines or penalties. We have made and plan to continue to make enhancements to our products for which we have not submitted 510(k)s premarket notifications or PMAs, and we will consider on a case-by-case basis whether a new 510(k) premarket notification or PMA is necessary.

The FDA began to consider proposals to reform its 510(k) Clearance process in 2011, and such proposals could include increased requirements for clinical data and a longer review period. Specifically, in response to industry and healthcare provider concerns regarding the predictability, consistency and rigor of the 510(k) regulatory pathway, the FDA initiated an evaluation of the 510(k) program, and as part of the Food and Drug Administration Safety and Innovation Act ("FDASIA"), Congress reauthorized the Medical Device User Fee Amendments with various FDA performance goal commitments and enacted several "Medical Device Regulatory Improvements" and miscellaneous reforms, which are further intended to clarify and improve medical device regulation both pre- and post-clearance and approval. Further, in December 2016, the 21st Century Cures Act ("Cures Act"), was signed into law. The Cures Act, among other things, is intended to modernize the regulation of devices and spur innovation, but its ultimate implementation is unclear.

Pervasive and Continuing FDA Regulation. After a device is placed on the market, numerous FDA and other regulatory requirements continue to apply. These include:

- registration and listing requirements, which require manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;

- the QSR, which requires manufacturers, including third-party contract manufacturers, to follow stringent design, testing, control, supplier/contractor selection, documentation, record maintenance and other quality assurance controls, during all aspects of the manufacturing process and to maintain and investigate complaints;

- labeling regulations and unique device identification requirements;

- advertising and promotion requirements;

- restrictions on sale, distribution or use of a device;

- FDA prohibitions against the promotion of products for uncleared or unapproved "off-label" uses;

- medical device reporting obligations, which require that manufacturers submit reports to the FDA of devices that may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to reoccur;

- medical device correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- device tracking requirements; and

- other post-market surveillance requirements, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following:

- warning letters and untitled letters;

- fines, injunctions, consent decrees, and civil penalties;

- recalls, withdrawals, administrative detention, or seizure of products;

- operating restrictions, partial suspension or total shutdown of production;

- withdrawals of 510(k) Clearances or PMA approvals that have already been granted;

- refusal to grant 510(k) Clearance or PMA approvals of new products; and/or

- criminal prosecution.

Our facilities, records and manufacturing processes are subject to periodic announced and unannounced inspections by the FDA to evaluate compliance with applicable regulatory requirements.

Regulation of Human Cells, Tissues, and Cellular and Tissue-based Products. Certain of our products are regulated as human cells, tissues, and cellular and tissue-based products ("HCT/Ps"). Section 361 of the PHSA authorizes the FDA to issue regulations to prevent the introduction, transmission or spread of communicable disease. HCT/Ps regulated as "361" HCT/Ps are subject to requirements relating to registering facilities and listing products with the FDA, screening and testing for tissue donor eligibility, or Good Tissue Practice, when processing, storing, labeling, and distributing HCT/Ps, including required labeling information, stringent record keeping, and adverse event reporting, among other applicable requirements and laws. If the HCT/P is minimally manipulated, is intended for homologous use only and meets other requirements, the HCT/P will not require 510(k) Clearance, PMA approval, a Biologics license application, or other premarket authorization from the FDA before marketing.

Environmental Matters

Our facilities and operations are subject to extensive federal, state, and local environmental and occupational health and safety laws and regulations. These laws and regulations govern, among other things, air emissions; wastewater discharges; the generation, storage, handling, use and transportation of hazardous materials; the handling and disposal of hazardous wastes; the cleanup of contamination; and the health and safety of our employees. Under such laws and regulations, we are required to obtain permits from governmental authorities for some of our operations. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials, and we may incur material liability as a result of any contamination or injury.

Compliance with Certain Applicable Statutes

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws, false claims laws, criminal health care fraud laws, physician payment transparency laws, data privacy and security laws and foreign corrupt practice laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, fines, imprisonment and, within the United States, exclusion from participation in government healthcare programs, including Medicare, Medicaid and Veterans Administration health programs. These laws are administered by, among others, the U.S. Department of Justice, the Office of Inspector General of the Department of Health and Human Services and state attorney generals. Many of these agencies have increased their enforcement activities with respect to medical device manufacturers in recent years.

The federal Anti-Kickback Statute, prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending a good or service, for which payment may be made in whole or in part under federal healthcare programs, such as the Medicare and Medicaid programs. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. For example, the definition of "remuneration" has been broadly interpreted to include anything of value, including gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. In addition, the Patient Protection and Affordable Health Care Act, which, as amended by the Health Care and Education Reconciliation Act (collectively referred to as "ACA"). ACA, among other things, amends the intent requirement of the federal Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, ACA provides that the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

In implementing the Anti-Kickback Statute, the Department of Health and Human Services Office of Inspector General ("OIG"), has issued a series of regulations, known as the safe harbors, which began in July 1991. These safe harbors set forth provisions that, in circumstances where all the applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Penalties for violations of the Anti-Kickback Statute include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. Many states have anti- kickback laws that are similar to the federal law, some of which apply to the referral of patients for healthcare items or services reimbursed by any source, and may also result in penalties, fines, sanctions for violations, and exclusions from state or commercial programs.

The federal False Claims Act prohibits persons from knowingly filing or causing to be filed a false or fraudulent claim to, or the knowing use of false statements to obtain payment from, the federal government. Private suits filed under the False Claims Act, known as qui tam actions, can be brought by individuals on behalf of the government. These individuals, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any amounts paid by the entity to the government in fines or settlement. The number of filings of qui tam actions has increased significantly in recent years, causing more healthcare companies to have to defend a False Claim Act action. If an entity is determined to have violated the federal False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $10,000 to $22,000 for each separate false claim and may be subject to exclusion from Medicare, Medicaid and other federal healthcare programs. Various states have also enacted similar laws modeled after the federal False Claims Act which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The Health Insurance Portability and Accountability Act ("HIPAA") created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. The ACA changed the intent requirement of the healthcare fraud statute to such that a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. A violation of this statute is a felony and may result in fines, imprisonment or possible exclusion from Medicare, Medicaid and other federal healthcare programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in similar sanctions.

ACA also includes various provisions designed to significantly strengthen fraud and abuse enforcement in addition to those changes discussed above. The Physician Payments Sunshine Provision of the Affordable Care Act (Section 6002) (the "Sunshine Act"), requires public disclosure to the U.S. government of payments to physicians and teaching hospitals, including in-kind transfers of value, such as gifts or meals. The Sunshine Act also provides penalties for non-compliance. The Sunshine Act requires that we file an annual report on March 31st of a calendar year for the transfers of value incurred for the prior calendar year. The Sunshine Act also requires certain GPOs, including physician-owned distributors, to disclose physician ownership information to Centers for Medicare and Medicaid Services ("CMS"). In 2018, the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act (the "SUPPORT Act") was signed into law. The SUPPORT Act expands the reporting obligation under the Sunshine

Act to include payments and other transfers of value made to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives. These expanded reporting obligations are effective for payments reported in 2022, with payment tracking beginning in 2021. Non-compliance with the Sunshine Act or SUPPORT Act is subject to civil monetary penalties. There are various state laws and initiatives that require device manufacturers to disclose to the appropriate regulatory agency certain payments or other transfers of value made to physicians, and in certain cases prohibit some forms of these payments, with the risk of fines for any violation of such requirements.

HIPAA also includes privacy and security provisions designed to regulate the use and disclosure of "protected health information", ("PHI"), which is health information that identifies a patient and that is held by a health care provider, a health plan or health care clearinghouse. We are not directly regulated by HIPAA, but our ability to access PHI for purposes such as marketing, product development, clinical research or other uses is controlled by HIPAA and restrictions placed on health care providers and other covered entities. HIPAA was amended in 2009 by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), which strengthened the rule, increased penalties for violations and added a requirement for the disclosure of breaches to affected individuals, the government and in some cases the media. We must carefully structure any transaction involving PHI to avoid violation of HIPAA and HITECH requirements.

Almost all states have adopted data security laws protecting personal information including social security numbers, state issued identification numbers, credit card or financial account information coupled with individuals' names or initials. We must comply with all applicable state data security laws, even though they vary extensively, and must ensure that any breaches or accidental disclosures of personal information are promptly reported to affected individuals and responsible government entities. We must also ensure that we maintain compliant, written information security programs or run the risk of civil or even criminal sanctions for non-compliance as well as reputational harm for publicly reported breaches or violations.

If any of our operations are found to have violated or be in violation of any of the laws described above and other applicable state and federal fraud and abuse laws, we may be subject to penalties, among them being civil and criminal penalties, damages, fines, exclusion from government healthcare programs, and the curtailment or restructuring of our operations.

Third-Party Reimbursement

In the United States, healthcare providers generally rely on third-party payors, principally private insurers and governmental payors such as Medicare and Medicaid, to cover and pay for all or part of the cost of a surgery in which our medical devices are used. We expect that sales volumes and prices of our products will depend in large part on the continued availability of reimbursement from such third-party payors. These third-party payors may deny reimbursement if they determine that a device used in a procedure was not medically necessary in accordance with cost-effective treatment methods, as determined by the third-party payor, or was used for an unapproved indication. Particularly in the United States, third-party payors continue to carefully review, and increasingly challenge, the prices charged for procedures and medical products. Medicare coverage and reimbursement policies are developed by CMS, the federal agency responsible for administering the Medicare program, and its contractors. CMS establishes these Medicare policies for medical products and procedures and such policies are periodically reviewed and updated. While private payors vary in their coverage and payment policies, the Medicare program is viewed as a benchmark. Medicare payment rates for the same or similar procedures vary due to geographic location, nature of the facility in which the procedure is performed (i.e., teaching or community hospital) and other factors. We cannot assure you that government or private third-party payors will cover and provide adequate payment for the procedures in which our products are used. ACA and other reform proposals contain significant changes regarding Medicare, Medicaid and other third-party payors.

Elements of the ACA include numerous provisions to limit Medicare spending through reductions in various fee schedule payments and by instituting more sweeping payment reforms, such as bundled payments for episodes of care, the establishment of "accountable care organizations" under which hospitals and physicians will be able to share savings that result from cost control efforts, comparative effectiveness research, value-based purchasing, and the establishment of an independent payment advisory board.

We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. We cannot assure you that government or private third-party payors will cover and provide adequate payment for the procedures using our products. In addition, it is possible that future legislation, regulation, or reimbursement policies of third-party payors will adversely affect the demand for procedures using our products or our ability to sell our products on a profitable basis. The unavailability or inadequacy of third-party payor coverage or reimbursement could have a significant adverse effect on our business, operating results and financial condition.

Compliance Training

We maintain a company-wide compliance program for all employees, vendors, and contractors, which is managed by our Compliance Officer who is responsible for developing compliance programs, reviewing our policies, overseeing adherence to those policies, and advising management on possible risks. Our compliance policies include general ethical business practices as well as specific operating policies and training to ensure compliance with relevant and applicable healthcare laws and regulations, including the laws referenced above.

Employees

We engaged AmBio Staffing, LLC ("AmBio"), a Texas licensed professional employment organization ("PEO"), to provide us with payroll processing, employee benefit administration, and related human capital services for the year ended December 31, 2022. As of January 1, 2023, the Company terminated its contract with AmBio and moved its PEO services to Nextep, Inc. ("Nextep"). As of March 14, 2023, Nextep supported approximately 31 full time equivalents ("FTE"). Of those 31 FTEs, 28 FTEs directly support us, 2 FTEs support the operations of other companies, and we share 1 FTE with other related companies.

Corporate and Available Information

We are a Delaware corporation. We were initially incorporated in 1968 as American Metals Service, Inc., a Florida corporation. In July 1999, American Metals Service, Inc. changed its name to GolfRounds.com, Inc. and was redomiciled to Delaware through a merger. Effective May 28, 2014, GolfRounds.com amended its certificate of incorporation to change its name to Fuse Medical, Inc., Fuse Medical, LLC, an unrelated entity, then merged with and into a wholly-owned subsidiary of Fuse Medical, Inc. The transaction was accounted for as a reverse merger. Fuse Medical, Inc. was the legal acquirer, and Fuse Medical, LLC was deemed the accounting acquirer. During 2015, certificates of termination were filed for Fuse Medical, LLC and its two subsidiaries.

On December 19, 2016 (the "Change-in-Control Date"), we entered into a stock purchase agreement (the "Stock Purchase Agreement") by and between NC 143 Family Holdings, LP, a Texas limited partnership ("NC 143") which is controlled by Mark W. Brooks ("Mr. Brooks"), the Chairman of our Board of Directors ("Board") and our President; and Reeg Medical Industries, Inc., a Texas corporation, ("RMI"), which is owned and controlled by Christopher C. Reeg, ("Mr. Reeg") our Chief Executive Officer and Secretary. The closing of the Stock Purchase Agreement resulted in a change-in-control of Fuse whereby Messrs. Brooks and Reeg beneficially acquired, immediately after the Change-In-Control Date, approximately 61.4% of our issued and outstanding shares of common stock, par value $0.01 per share ("Common Stock").

On December 31, 2017, we completed the acquisition of CPM in which we purchased all outstanding membership units of CPM the ("CPM Acquisition"). In the CPM Acquisition, Fuse was the legal acquirer, and for accounting purposes, CPM was deemed to have acquired Fuse. As a result, CPM is consolidated with Fuse effective on the Change-in-Control Date.

On August 1, 2018, ("Maxim Closing Date") we completed the acquisition of Maxim, the ("Maxim Acquisition") for aggregate consideration of approximately $3,400,000. As of the Maxim Closing Date, Maxim and Fuse's operations were consolidated. Maxim was subsequently dissolved and terminated on December 20, 2019.

Our principal executive office is located at 1565 N. Central Expressway, Suite 220, Richardson, Texas 75080. Our Internet address is www.fusemedical.com. We are not including information contained on our website as part of, or incorporated by reference into, this Annual Report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the SEC.

ITEM 1A. RISK FACTORS.

Our business and an investment in our securities are subject to a variety of risks. The following risk factors describe some of the most significant events, facts, and circumstances that could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our strategies and business plans, and the market price for our securities. Many of these events are outside of our control. If any of these events occur, our business, financial condition, or results of operations may be materially adversely affected, the trading price of our Common Stock could decline and investors in our Common Stock could lose all or part of their investments. We believe our Common Stock continues to be low volume traded and, therefore, subject to significant volatility and liquidity.

Risks Related to Our Financial Results, Credit and Certain Financial Obligations and Need for Financing

We may not be able to refinance, extend or repay our indebtedness owed to our secured lender, which would have a material adverse effect on our business, future operating results, and financial condition.

We expect to fund our future business development activities and our working capital needs largely from available cash, improved future operations, and other traditional financing sources, such as a revolving line of credit facility, term notes, or private placements, until such time sufficient funds are provided by operations. There can be no assurance that our financing efforts will be successful, or if we will be able to achieve sufficient revenue and profitability growth from operations. If an event of default occurs under our Credit Agreement with eCapital Healthcare Corp. f/k/a CNH Fund I, L.P. (the "Credit Agreement") or our Credit Agreement terminates, we could be prohibited from borrowing or unable to borrow for our working capital needs. If the loans are accelerated and we do not have sufficient cash on hand to pay all amounts due, we could be required to sell assets, to refinance all or a portion of our indebtedness or to obtain additional financing. Refinancing may not be possible and additional financing may not be available on commercially reasonable terms, or at all. If we cannot borrow under the Credit Agreement, we would need to seek additional financing, if available, or curtail our operations. Additional financing may include restrictions on our operations, or, with equity financing, may result in our stockholders' ownership being diluted.

Risks Related to Our Business and Industry

The COVID-19 pandemic, and any decrease in demand or supply chain disruption resulting from COVID-19, and the economic impacts of the conflict between Russia and Ukraine, including the potential of shortages of raw material exports and the increase in global pricing pressures for raw materials, could adversely affect our revenues and results of operations.

Currently, the future trajectory of the COVID-19 pandemic remains uncertain, both in the U.S. and in other markets. Progress has been made on therapeutic treatments and the development and distribution of vaccines, though the efficacy, timing, and adoption of various treatments and vaccines is uncertain, particularly with respect to new variants of COVID-19 which have emerged. Given these various uncertainties, it is unclear the extent to which lingering slowdowns in elective procedures could affect our business during 2023 and beyond. COVID-19 has also continued to present uncertainties and delays in the U.S. and global supply chain, for both raw materials and finished goods through increased pricing pressures and labor shortages. This disruption in our supply chain has adversely impacted lead times to; manufacture products, launch product lines, and commercialize our products in the marketplace. As a result, we are continuing to source alternate suppliers to help mitigate the impact on our supply chain. Any prolonged decrease in demand for our products or disruption to our business resulting from COVID-19, or similar public health emergencies, would adversely affect our revenues and results of operations.

The conflict between Russia and Ukraine has caused significant volatility and potential disruptions to the U.S. and global supply chains, for both raw materials and finished goods through the implementation of sanctions against Russia. There remains much uncertainty regarding the short-term and long-term effects of the ongoing conflict regarding increased sanctions, the potential for increases in inflation rates and energy prices globally, economic and political instability, and the increased risk of physical and cyber-attacks. Further escalation of the conflict or its elongation could cause disruptions to our supply chain, through the increased cost and reduced availability of raw materials, and the increase in interest rates in the U.S., which could have a material adverse effect on our results of operations.

We have significant concentration in and dependence on a small number of customers.

In 2022, our top five (5) customers represented approximately 40% of our consolidated net revenues. If an existing contract with one of our top customers expires without being replaced or the customer terminates the contract prior to its expiration, we could lose that customer relationship, which would adversely impact our business, future operating results, and financial condition.

We are exposed to risks of obsolete and slow-moving inventory which may adversely impact our cash flow and liquidity.

Maintaining an optimal level of inventories is important to our business. If we over-stock our inventories, we might be exposed to increased slow-moving inventories.   Conversely, if we under-stock our inventories, we may be unable to meet customers' demand. In either case, our liquidity and results of operations may be adversely affected. For the years ended December 31, 2022 and 2021, the total amount of our inventories, net of allowance for slow-moving and obsolete inventory, were approximately $9.5 million and $8.7 million, respectively, and accounted for approximately 48.0% and 47.7%, respectively, of our total assets for the same years. For the years ended December 31, 2022 and 2021, we recorded a reserve for slow moving and obsolete inventory of $1.8 million and $2.5 million, respectively. Any increase in inventory may adversely affect our working capital. If we cannot manage our inventory level efficiently in the future, our liquidity and inventory may be adversely affected. Further, if we fail to stock appropriate medical devices and instruments to suit customer demand in the future, the volume of our obsolete and slow-moving inventory may increase, and we may need to either sell off such inventory at a lower price or write off such inventory, in the event of which our business, financial condition, results of operation and cash flows will be adversely affected.

To grow revenues and profitability from certain products, we must expand our relationships with hospital systems, third-party distributors and independent sales representatives, whom we do not control.

We derive significant revenues through our relationships with hospital systems, distributors and independent sales representatives. If such a relationship terminated or otherwise was negatively impacted for any reason, it could materially and adversely affect our ability to generate revenues and profits. Because independent distributors often control the customer relationships within their territory, there is a risk that if our relationship with a distributor ends, we could lose our relationship with our ultimate customer.

Our success partially depends on our ability to retain and motivate our distributors and independent sales representatives to sell our products in certain territories. However, such parties may not be successful in implementing our strategies and marketing plans. Many of our independent distributors also market and sell the products of our competitors, and those competitors may have the ability to influence the products that our independent distributors choose to market and sell. Our competitors may be able, by offering higher commission payments or otherwise, to convince our independent distributors to terminate their relationships with us, carry fewer of our products or reduce their sales and marketing efforts of our products. We also may not be able to find additional distributors and independent sales representatives who will agree to market or distribute our products on commercially reasonable terms, if at all. If we are unable to establish new distribution and independent sales representative relationships or renew current distribution and sales agreements on commercially acceptable terms, our business, financial condition and results of operations could be materially and adversely affected.

Our revenue growth and profitability will depend in large part upon the effectiveness of our marketing strategies and investments.

Our future revenue growth and profitability will partially depend on the effectiveness of our marketing efforts and maintenance of appropriate cost structure, including our ability to:

- create greater awareness of the products we sell, our quality control, and customer service;

- identify and utilize the most effective sales representatives who are experienced with understanding the advantages of our products and who can effectively communicate that to our customers; and

- effectively scale marketing and administrative expenditures with revenue and profitability.

Ineffective sales representatives, promotional efforts, and management of working capital could adversely affect our future results of operations and financial condition.

Our revenues will depend on our customers' continued receipt of adequate reimbursement from private insurers and government sponsored healthcare programs.

Political, economic, and regulatory influences continue to change the healthcare industry in the United States. The ability of hospitals and medical facilities to pay fees for our products partially depends on the extent to which reimbursement for the costs of such materials and related treatments will continue to be available from private health coverage insurers and other similar organizations. We may have difficulty gaining market acceptance for the products we sell if third-party payors do not provide adequate coverage and reimbursement to hospitals and medical facilities.

Major third-party payors of hospitals and medical facilities, such as private healthcare insurers, periodically revise their payment methodologies based, in part, upon changes in government sponsored healthcare programs. We cannot predict these periodic revisions with certainty, and such revisions may result in stricter standards for reimbursement of hospital charges for certain specified products, potentially adversely impacting our business, results of operations, and financial conditions.

If pricing pressures cause us to decrease prices for our products and we are unable to compensate for such reductions through changes in our product mix or reductions to our expenses, our results of operations will suffer.

We have experienced and may continue to experience decreasing prices for the products we offer due to pricing pressure exerted by our customers in response to increased cost containment efforts from managed care organizations, other third-party payors and increased market power of our customers as the medical device industry consolidates. If we are unable to offset such price reductions through changes in our product mix or reductions in our expenses, our business, financial condition, results of operations and cash flows will be adversely affected.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, financial condition or results of operations.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition and results of operations.

Our operating earnings are dependent on certain significant suppliers.

As of December 31, 2022, we were contracted with 62 suppliers for manufacturing or distributed products. We are dependent on these suppliers for the continuing supply of products. In 2022, purchases of products from our largest suppliers accounted for approximately 40% of purchases. We rely on suppliers to provide agreeable purchasing and delivery terms and performance incentives. Our ability to sustain adequate operating earnings has been, and will continue to be, dependent upon our ability to obtain favorable terms and incentives from suppliers, as well as suppliers' continuing use of third-party distributors to sell and deliver their products. An unforeseen delay in raw material supplies, a change in terms by a significant supplier, or a decision of such a supplier to distribute its products directly to healthcare providers rather than through third-party distributors could have a material adverse effect on our results of operations and financial condition.

Interruption of manufacturing operations could adversely affect our business.

Our suppliers have manufacturing facilities for certain product lines that may be concentrated in one or more plants. Damage to these facilities or issues in our manufacturing arising from a failure to follow specific internal protocols and procedures, compliance concerns relating to quality systems regulations, equipment breakdown or malfunction, labor shortages, among other factors, could adversely affect the availability of our products. In the event of an interruption in manufacturing of certain products, we may be unable to quickly shift to alternate means of production to meet customer demand. In the event of a significant interruption, we may experience lengthy delays in resuming production of affected products due to the need for regulatory approvals. We may experience loss of market share, additional expense, or harm to our reputation.

If we or our suppliers fail to comply with the FDA's quality system and good tissue practice regulations, the manufacturing of our products could be delayed.

We and our suppliers are required to comply with the FDA's QSR, which covers, among other things, the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, record keeping, storage and shipping of our products. In addition, suppliers and processors of products derived from HCT must comply with the FDA's current good tissue practice requirements, or cGTPs, which govern the methods used in and the facilities and controls used for the manufacture of HCT/Ps, record keeping and the establishment of a quality program. The FDA audits compliance with the QSR and cGTPs through inspections of manufacturing and other facilities. If we or our suppliers have significant non-compliance issues or if any corrective action plan is not sufficient, we or our suppliers could be forced to halt the manufacturing of our products until such problems are corrected to the FDA's satisfaction, which could have a material adverse effect on our business, financial condition and results of operations. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective. Any recall or FDA requirement demanding that we seek additional approvals or clearances could result in delays, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA, all of which could have a material adverse effect on our business, financial condition and results of operations.

Future business combinations or acquisitions may be difficult to integrate, which could cause us to shift our attention away from our primary business and its operations.

We may pursue future business combinations with other companies or strategic acquisitions of complementary businesses, product lines, or technologies. There can be no assurance that such acquisitions will be available at all, or on terms acceptable to us. These transactions may require additional capital, which may increase our indebtedness or outstanding shares, resulting in a dilution to our stockholders or a reduction in working capital. The inability to obtain such future capital may inhibit our growth and operating results. Integration of acquisitions or additional products can be costly, time-consuming, and complicated which could significantly impact operating results. Furthermore, the integration of any acquisition may disproportionally divert our executive team's time and resources from our primary business and its operations. We may sell some or all of our product lines to other companies or we may agree to merge with another company. There can be no assurance that future transactions will ultimately benefit our Company. If we face difficulty integrating future acquisitions or if our executive team's attention is diverted, our future results of operations may negatively impact our business, results of operations, and financial condition.

If the statutes and regulations in our industry change, our business could be adversely affected.

The U.S. healthcare industry has undergone significant changes designed to improve patient safety, improve clinical outcomes, and increase access to medical care. These changes include enactments and repeals of various healthcare related laws and regulations. Our operations and economic viability may be adversely affected by the changes in such regulations, including: (i) federal and state fraud and abuse laws; (ii) federal and state anti-kickback statutes; (iii) federal and state false claims laws; (iv) federal and state self-referral laws; (v) state restrictions on fee splitting; (vi) laws regarding the privacy and confidentiality of patient information; and (vii) other laws and government regulations.

If there are changes in laws, regulations, or administrative or judicial interpretations, we may have to change our business practices, or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition, and results of operations.

U.S. federal and state governmental regulation could restrict our ability to sell the products.

Our business is subject to highly complex and evolving regulatory and licensing requirements that are subject to uncertainty, rapid change, differing interpretations, and rigorous regulatory enforcement. Failure to comply with such regulatory requirements may result in civil or criminal penalties, including the loss of licenses or the exclusion from future participation in government healthcare programs. There can be no assurance that federal or state regulatory or enforcement authorities will not investigate or challenge our current or future activities under these laws. Any state or federal regulatory or enforcement review of us, regardless of the outcome, would be costly and time consuming. Additionally, we cannot predict the impact of any changes in these laws, whether these changes are retroactive or will affect us on a going-forward basis only. Any investigation or challenge could have a material adverse effect on our reputation, business, financial condition, and results of operations.

The FDA regulates the manufacturers and suppliers of the products that we sell, market, manufacture, and distribute, and regulatory compliance is costly and could contribute to delays in the availability of our products.

Under FDA regulations, we are subject to the same FDA regulations as the manufacturers and suppliers for whom we distribute. These regulations govern (i) the manufacturing and processing of cellular and tissue products; (ii) the introduction of new medical devices; (iii) the observance of certain standards with respect to the design, manufacturing, testing, labeling, promotion, and sales of the devices; (iv) the maintenance of certain records; (v) the ability to track devices; (vi) the reporting of potential product defects; (vii) the importing and exporting of devices; and (viii) various other matters. Furthermore, manufacturers that create the products we market face an increasing amount of scrutiny and compliance costs as more states implement regulations governing medical devices and Biologics. In addition, we are subject to ongoing compliance concerning our products with 510(k) Clearance, as well as potential onsite inspections by the FDA. Being found in violation and failing to correct an FDA compliance issue, could potentially result in product recall, product seizure, or the withdrawal of the 510(k) Clearance. These types of FDA regulations could affect many of the products we market, impacting our revenues and profitability, results of operations, and working capital.

Future regulatory action remains uncertain.

We operate in a highly-regulated and evolving environment with rigorous regulatory enforcement. Any legal or regulatory action could be time-consuming and costly. If we or the manufacturers or distributors that supply or distribute our products fail to comply with all applicable laws, standards, and regulations, action by the FDA or other regulatory agencies could result in significant restrictions, including restrictions on the marketing or use of the products we sell or the withdrawal of the products we sell from the market. Any such restrictions or withdrawals could materially affect our reputation, business, financial conditions, and results of operations.

If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or modifications to our products, our ability to commercially distribute and market our products could suffer.

Our medical devices are subject to extensive regulation by the FDA and numerous other federal and state governmental authorities. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of most new medical devices only after the devices have received clearance under Section 510(k) of the FDCA, or 510(k), or are the subject of an approved premarket approval application, or a PMA. The 510(k) process generally takes three to nine months, but can take significantly longer, especially if the FDA requires a clinical trial to support the 510(k) application. Currently, we do not know whether the FDA will require clinical data in support of any 510(k)s that we intend to submit for other products in our pipeline. In addition, the FDA continues to re-examine its 510(k) Clearance process for medical devices and published several draft guidance documents that could change that process. Any changes that make the process more restrictive could increase the time it takes for us to obtain clearances or could make the 510(k) process unavailable for certain of our products. A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not exempt from premarket review by the FDA. A PMA must be supported by extensive data, including results of preclinical studies and clinical trials, manufacturing and control data and proposed labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. The PMA process is more costly and uncertain than the 510(k) Clearance process, and generally takes between one and three years, if not longer. In addition, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) Clearance or, possibly, a PMA.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling certain of our products.

The medical device industry is characterized by extensive intellectual property litigation and, from time to time, we may become the subject of claims of infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against us could result in payment of significant monetary damages and/or royalty payments or negatively impact our ability to sell current or future products in the affected category.

We operate our business in regions subject to natural disasters and other catastrophic events, and any disruption to our business resulting from natural disasters would adversely affect our revenue and results of operations.

We operate our business in regions subject to severe weather and natural disasters including tornadoes, hurricanes, floods, fires, earthquakes, and other catastrophic events. Any natural disaster could adversely affect our ability to conduct business and provide products and services to our customers, and the insurance we maintain may not be adequate to cover our losses resulting from any business interruption resulting from a natural disaster or other catastrophic event.

We cannot be certain that our internal controls over financial reporting and procedures will be sufficient in the future. This uncertainty could have a material adverse effect on our investors' confidence in our reported financial information. There is no guarantee that our internal controls over financial reporting and procedures will not fail in the future.

Effective internal controls over financial reporting and disclosure controls and procedures are necessary to provide reliable financial reports and to detect and prevent fraud. The significant assessment and remediation measures that we have taken may not be sufficient to maintain investors' confidence, and damage to our reputation may result in an adverse impact to our financial position and results of operations. Our disclosure controls and internal controls over financial reporting may not prevent all errors or all instances of fraud. A control system, no matter how well designed and operated, can provide only reasonable, as opposed to absolute, assurances that the objectives of the control system will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our business have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Individual acts can also circumvent these controls through the collusion of two or more people or through our executive's override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may have occurred and may not have been detected. A failure in any of our internal controls and procedures may result in (i) enforcement actions by the SEC or other governmental or regulatory bodies; (ii) litigation; (iii) loss of reputation; (iv) loss of investor confidence; (v) inability to acquire capital; or (vi) other material adverse effects on our Company.

A cyber security incident could cause a violation of HIPAA, breach of customer and patient privacy, or other negative impacts.

We rely extensively on our information technology ("IT") systems to manage scheduling and financial data, communicate with customers and their patients, vendors, and other third parties and summarize and analyze operating results. In addition, we have made significant investments in technology, including the engagement of a third-party IT provider. A cyber attack that bypasses our IT security systems could cause an IT security breach, a loss of protected health information, or other data subject to privacy laws, a loss of proprietary business information, or a material disruption of our IT business systems. This in turn could have a material adverse impact on our business and results of operations. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data or proprietary business information.

Computer malware, viruses, and hacking and phishing attacks by third parties have become more prevalent in our industry, have occurred on our systems in the past, and may occur on our systems in the future. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. As cyber-security threats develop and grow, it may be necessary to make significant further investments to protect data and infrastructure. If an actual or perceived breach of our security occurs, (i) we could suffer severe reputational damage adversely affecting customer or investor confidence, (ii) the market perception of the effectiveness of our security measures could be harmed, (iii) we could lose potential sales and existing customers, our ability to deliver our products or operate our business may be impaired, (iv) we may be subject to litigation or regulatory investigations or orders, and (v) we may incur significant liabilities. Our insurance coverage may not be adequate to cover the potentially significant losses that may result from security breaches. We currently have limited cybersecurity coverage. We plan to continue evaluating additional cybersecurity protections in 2023.

We depend on the knowledge and skills of our executives and other key employees, and if we are unable to retain and motivate them or recruit additional qualified personnel, our business may suffer.

We benefit substantially from the leadership and performance of our executives and certain key employees. For example, key members of our executive team have experience with successfully scaling an early-stage medical device company to achieve profitability. Our success will depend on our ability to retain our current executives and key employees, and to attract and retain qualified personnel in the future. Competition for executives and key employees in our industry is intense and we cannot guarantee that we will be able to retain our personnel nor attract new, qualified personnel. This uncertainty may be especially true during periods in which we face challenges such as financial difficulties or a reduced stock price. The loss of the services of certain members of our executives or key employees could prevent or delay the implementation and completion of our strategic objectives or divert management's attention to seeking qualified replacements. Each member of the executive team and our key employees may terminate their employment without notice and without cause or good reason. The members of our executive team are not subject to non-competition or employment agreements. Accordingly, the adverse effect resulting from the loss of certain members of the executive team could be compounded by our inability to prevent them from competing with us.

We may be adversely affected by product liability claims, unfavorable court decisions or legal settlements.

We are exposed to potential product liability risks inherent in the design, manufacturing, and marketing of medical devices, many of which are implanted in the human body for long periods of time or indefinitely. These matters are subject to many uncertainties and outcomes are not predictable. In addition, we may incur significant legal expenses regardless of whether we are found to be liable.

While we maintain product liability insurance, there can be no assurance that such coverage is sufficient to cover all product liabilities that we may incur. We are not currently subject to any product liability proceedings, and we have no reserves for product liability disbursements. However, we may incur material liabilities relating to product liability claims in the future, including product liability claims arising out of the usage and delivery of our products. Should we incur product-related liabilities exceeding our insurance coverage, we would be required to use available cash or raise additional cash to cover such liabilities.

We do business with companies that are owned or controlled by our Chairman of the Board and President, which could create actual or potential conflicts of interest.

Messrs. Reeg and Brooks, members of our executive team, have economic interests in other companies with which we do business. These relationships could create or appear to create potential conflicts of interest. Such a conflict of interest could potentially cause a member of our executive team to seek to advance his economic interests above ours. Moreover, transactions with related parties may not be on terms as favorable to us as they would have been if they had been negotiated among unrelated parties.

While we have policies and procedures in place to prevent conflicts of interest resulting in a transaction that is unfavorable to our Company, there can be no assurance that our policies and procedures will prevent us from entering into a transaction that is not in our best interests or the best interests of our stockholders. If we do enter into an agreement with a related party with terms less favorable to us than we could have negotiated with an unrelated party, it could have a material adverse effect on our results of operations and financial condition.

Some members of our executive team may dedicate inadequate time and attention to our Company.

Having economic interest in other companies, our Chairman of the Board and President may become distracted by other matters, reducing the amount of time they allocate to the affairs of our Company, and may allocate more time to the operations of those companies. If members of our executive team devote more substantial amounts of their time to those matters in the future, their ability to devote sufficient time to our operations may be limited and could negatively impact our business.

General economic conditions may adversely affect demand for our products and services.

Poor or deteriorating economic conditions in the U.S. could adversely affect the demand for healthcare services and consequently, the demand for our products. Poor economic conditions also could lead our suppliers to offer less favorable terms of purchase, which would negatively affect our cash flows and profitability. These and other possible consequences of financial and economic decline could have material adverse effect on our business, results of operations, and financial condition.

Risks Related to Ownership of Our Common Stock

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.

As a publicly-traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations.

For example, we cannot provide assurance that, in the future, our executive team will not find a material weakness in connection with its periodic review of our internal controls and processes over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our executive team to assess the effectiveness of our internal controls over financial reporting as of the end of our fiscal year with enough time to state that such assessment will have been fairly stated in our Annual Report, or state that we have maintained effective internal controls over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we disclose any material weakness in our internal controls over financial reporting, our stock price could decline and erode investors' confidence.

Because the market for our Common Stock is limited, those who purchase our Common Stock may not be able to resell their shares at or above the purchase price they paid.

Our Common Stock trades on the Over-the-Counter markets ("OTC Markets"), which are not highly liquid securities markets, and is designated as OTC Pink, Current Information Tier. With some limited exceptions, there has not been an active public market for our Common Stock. We cannot provide an assurance that an active public market for our Common Stock will develop or be sustained in the future. If an active market for our Common Stock does not develop or is not sustained, the price may decline, and our stockholders may lose their investment in our Common Stock.

Historically, the market price for our Common Stock has been highly volatile and trades at low volumes. From time to time, the market has experienced significant price and volume fluctuations, which we believe are unrelated to our operating performance. Fluctuations in the trading price or liquidity of our Common Stock may reduce the value of an investment in our Common Stock.

Factors that may have a significant impact on the market price and marketability of our Common Stock include:

- changes in national healthcare policies and practices;
- third-party reimbursement policies;
- adverse legislation, including changes in governmental regulation and investigations;
- litigation and government proceedings;

- uncertainty related to future legislation, regulatory reforms, or policy changes, including the impact of the U.S. Tax Reform Law;

- announcements of technological innovations or new commercial products by our collaborative partners, our present competitors, or potential competitors;

- developments in our relationships with employees, suppliers, or collaborative partners;

- developments or disputes concerning IP or other proprietary rights;

- successes or failures of acquisitions or divestitures;

- our quarterly operating results;

- short selling;

- changes in securities analysts' recommendations;

- economic and other external factors; and

- general market conditions.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has frequently been instituted. These lawsuits often seek unspecified damages, and as with any litigation proceeding, we cannot predict with certainty the eventual outcome of pending litigation. Furthermore, we may have to incur substantial expenses related to any securities class action lawsuits and our executive team's attention and resources could shift away from operating our business to responding to any such litigation. We maintain certain levels of insurance to cover these types of risks for our Company, our directors, and our officers. Our insurance coverage and policies are subject to high deductibles to reduce premium expenses, and there is no guarantee that our insurance will cover any specific claim that we currently face or may face in the future, or that our insurance will be adequate to cover all potential liabilities and damages or that we will have sufficient working capital or funds.

Our current executive team can exert significant influence over our Company and make decisions that are not in the best interests of all stockholders.

As a group, our executives and directors beneficially own approximately 92.25% of our outstanding shares of Common Stock. Because of this ownership, these stockholders can assert significant influence over all matters requiring stockholder approval, including the election and removal of directors and any change-in-control. Such concentration of ownership of our outstanding Common Stock could delay or prevent a change-in-control, or otherwise discourage or prevent a potential acquirer from attempting to obtain control of our Company, possibly negatively affecting the market price of our Common Stock. This significant ownership could also prevent our stockholders from realizing a premium over the market prices for their shares of Common Stock. Moreover, the interests of executives and directors may not always coincide with the interests of our Company or the interests of other stockholders causing us to enter into transactions or agreements that we would not otherwise consider.

Under our charter documents and Delaware law, we could issue "blank check" preferred stock without stockholder approval, which would dilute our then current stockholders' interests and impair such stockholders' voting rights, discouraging a takeover that our stockholders may consider favorable.

Our certificate of incorporation provides that we may authorize and issue up to 20,000,000 shares of "blank check" preferred stock with designations, rights, and preferences as may be determined from time to time by our Board. Our Board is empowered, without stockholder approval, to issue one or more series of preferred stock with dividend, liquidation, conversion, voting, or other rights, which could dilute the interest of or impair the voting power of our holders of Common Stock. The issuance of a series of preferred stock could be used as a method of discouraging, delaying, or preventing a change in control. For example, it would be possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.

If our Common Stock becomes subject to a "chill" or a "freeze" imposed by the Depository Trust Company ("DTC") our stockholders' ability to sell shares may be limited.

The DTC acts as a depository or nominee for street name shares or stock that investors deposit with their brokers. Although through DTC our Common Stock is eligible for electronic settlement, historically DTC has imposed a chill or freeze on the deposit, withdrawal, and transfer of common stock of issuers whose common stock trades on the OTC Markets. Depending on the type of restriction, it can prevent our stockholders from buying or selling our shares of Common Stock and prevent us from raising money. A chill or freeze may remain imposed on a security for a few days or an extended period. While we have no reason to believe a chill or freeze will be imposed against our Common Stock, if DTC did so, our stockholders' ability to sell their shares would be limited.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Our principal executive office is approximately 11,500 square feet and is located at 1565 North Central Expressway, Suite 220, Richardson, Texas, 75080. We lease our executive office space pursuant to two separate leases with 1565 North Central Expressway, LP ("NCE, LP"). The lease between CPM, a wholly-owned subsidiary, and NCE, LP ("CPM Lease") was effective January 1, 2013, and the second lease between Fuse and NCE, LP ("Fuse Lease") was effective July 14, 2017. Both the CPM Lease and Fuse Lease terminated December 31, 2017, with month-to-month renewals. We believe our present business property is adequate and suitable to support our mid-term strategies and initiatives for growth. We have currently decided to continue on a month-to-month lease with the option of renegotiating a long-term lease renewal or relocation in the future.

Our leased property does not have material costs of complying with environmental laws.

ITEM 3. LEGAL PROCEEDINGS.

None.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our Common Stock trades and is quoted on the OTC Markets designated as OTC Pink, Current Information Tier, under the trading symbol OTCPINK: FZMD. There is no established public trading market for our Common Stock, as the trading market for our Common Stock has been extremely limited and sporadic.

Below is a table indicating the range of high and low bid information for our Common Stock as reported by the OTC Markets interdealer quotation system for the periods listed. Bid prices represent interdealer prices and do not include retail mark-ups, retail mark-downs, or any commission to a broker-dealer. In addition, these prices may not necessarily reflect actual transactions.

	High		Low	
Fiscal 2022				
First Quarter	$	0.48	$	0.16
Second Quarter		0.36		0.16
Third Quarter		0.18		0.15
Fourth Quarter		0.18		0.14
Fiscal 2021				
First Quarter	$	0.30	$	0.09
Second Quarter		0.18		0.08
Third Quarter		1.90		0.13
Fourth Quarter		0.99		0.27

Holders of Record

As of March 14, 2023, there were 354 account holders of record of our Common Stock listed with our transfer agent, American Stock Transfer and Trust Company, LLC.

Dividends

We have not paid or declared any dividends on our Common Stock during the past three (3) fiscal years and we do not intend to pay any dividends on our Common Stock for the foreseeable future.

ITEM 6. SELECTED FINANCIAL INFORMATION.

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion highlights our results of operations and the principal factors that have affected our consolidated financial condition, our liquidity and our capital resources for the periods described. The discussion also provides information that our management believes is relevant for an assessment and understanding of our consolidated financial condition and results of operations presented herein. The following discussion and analysis are based on our Financial Statements contained in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The discussion and analysis should be read in conjunction with our Financial Statements and the related notes therein.

Explanatory Note

As described in "Item 1. Business, Corporate and Available Information," and elsewhere in this Annual Report, our Financial Statements include the accounts of our Company and our wholly-owned subsidiaries, CPM and, prior to its dissolution, Maxim. Intercompany transactions have been eliminated in consolidation.

Overview

We are a Manufacturer, distributor, and wholesaler of medical devices offering a broad portfolio of Orthopedic Implants, Biologics, and other medical devices. A more detailed description of our business operation can be found in "Item 1. Business" within this Annual Report.

We believe 2022 proved pivotal for our growth as a Manufacturer and innovative product developer. Our focus to shift our business model from a sole distributor to an integrated Manufacturer and distributor has seen successful results in 2022, with continued growth and success leading into 2023. Highlights of our 2022 strategic milestones include the following:

- ***Fuse Branded Portfolio***

  As an emerging manufacturer of medical device implants, we have continued to expand our Fuse branded portfolio of orthopedic implants and biologics, with three new product launches in 2022. In the second quarter of 2022, we launched the Sterizo Tibial Revision System, which includes a modular baseplate design, with stem and augment options for primary applications. In the third quarter, we launched the Fuse PSS Pedicle Screw System with Minimally Invasive Surgery ("MIS") features, and the Fuse PSS Pedicle Screw System for open surgeries with both low and mid top reduction options. We anticipate a continued emphasis on the commercialization of these products through our Retail Model, as we continue to expand our national distribution footprint.

- ***Fuse Sales Force Expansion***

  During 2022 and into 2023, we have continued to expand our direct sales team to include portfolio specific leadership. In November of 2022, we recruited an experienced Vice President of Sales to oversee all product categories. In December of 2022, we hired a National Director of Sales for Orthopedics, and in February of 2023, we hired a National Director of Sales for Extremities. This strategic sales initiative focuses on the expansion of our national distribution footprint, via surgeon and independent distributor recruitment and retention.

- ***Research and Development***

  During the first quarter of 2022, we established a new Scientific Advisory Board, ("SAB"), for Sports Medicine and Extremities to further expand our efforts to manufacture Fuse branded products. This new SAB was created for the internal design and development of new products utilizing novel materials with osseointegration capabilities and anti-bacterial properties. Our projects continue to move through the development process towards FDA clearance and commercialization, with anticipated "first to market" designations on these new and differentiated technologies. This new SAB complements our existing Spine and Orthopedic SABs, which have been instrumental in our design and launch of multiple Fuse product lines within our portfolio.

Impact of COVID-19 to Fuse

Currently, the future trajectory of the COVID-19 pandemic remains uncertain, both in the U.S. and in other markets. Progress has been made on therapeutic treatments and the development and distribution of vaccines, though the efficacy, timing, and adoption of various treatments and vaccines is uncertain, particularly with respect to new variants of COVID-19 which have emerged. Given these various uncertainties, it is unclear the extent to which lingering slowdowns in elective procedures could affect our business during 2023 and beyond. COVID-19 has also continued to present uncertainties and delays in the U.S. and global supply chain, for both raw materials and finished goods through increased pricing pressures and labor shortages. This disruption in our supply chain has adversely impacted lead times to manufacture products, launch product lines, and commercialize our products in the marketplace. As a result, we are continuing to source alternate suppliers to help mitigate the impact to our supply chain. Any prolonged decrease in demand for our products or disruption to our business resulting from COVID-19, or similar public health emergencies, would adversely affect our revenues and results of operations.

Current Trends and Outlook

Seasonality

We are subject to seasonal fluctuations in sales, which cause fluctuations in quarterly results of operations. Because of the seasonality of our business, results for any quarter are not necessarily indicative of results that may be achieved in other quarters or for a full fiscal year.

Historically, we have experienced greater revenue and greater sales volume, as a percentage of revenue, during the last two calendar quarters of our fiscal year compared to the first two calendar quarters of the year. We believe this revenue trend is primarily due to the increase in elective surgeries during the last two quarters of the calendar year, which are partially satisfied by patient annual healthcare deductibles being met in those two quarters. We use this seasonality trend to assist us in enterprise-wide resource planning, such as purchasing, product inventory logistics, and human capital demands.

For the years ended December 31, 2022 and 2021, approximately $9.4 million (50.5%) and $10.3 million (50.5%) of revenues were generated during the third and fourth quarters of 2022 and 2021, respectively.

Retail and Wholesale Cases

We believe our fulsome selection of Orthopedic Implants and Biologics products is pivotal to our ability to acquire new customers, increase sales to existing customers and increase overall sales volume, revenues, and profitability. We continue to review and evaluate our product lines, ensuring we maintain a high-quality and cost-effective selection of Orthopedic Implants and Biologics.

We measure sales volume based on medical procedures in which our products were sold and used (each a Case). We consider Cases resulting from direct sales to hospitals and medical facilities to be Retail Cases and Cases resulting from sales to third-parties, such as distributors, or sub-distributors, to be Wholesale Cases. Some of our sales for Wholesale Cases are on a consignment basis with the third-party. (See "Item 1. Business" for additional information).

Retail. Under our retail distribution model, ("Retail Model"), we sell directly to our end customers, which consist of hospitals and medical facilities, utilizing (i) our full-time sales representatives whom we employ or engage as independent contractors and (ii) independent sales representatives who work on a non-exclusive basis. In both instances, we pay the sales representative a commission with respect to sales made by the representative. We refer to sales through our Retail Model as Retail Cases.

Wholesale. Under our wholesale distribution model, ("Wholesale Model"), we sell our products directly to independent distributors rather than to hospitals and medical facilities who are the ultimate end customer. We do not pay or receive commissions from any sales by the independent distributor to the end customer. We refer to sales through our Wholesale Model as Wholesale Cases.

Retail Cases in our industry command higher revenue price points than Wholesale Cases. Because Retail Cases involve direct sales to our end customers, we typically receive a higher gross profit margin due to the absence of any third party in the sales process. However, we may pay commissions to our full-time or independent sales representatives with respect to Retail Sales increasing our commission expenses. Retail Cases generally generate substantially more gross profit than Wholesale Case transactions but are subject to commission expenses, which we do not incur with respect to Wholesale Cases.

Wholesale Cases in our industry command lower revenue price-points than Retail Cases as the third-party reseller must build in its own profit margin. Because Wholesale Cases involve sales to third parties who sell our products to end customers, our profit margins are reduced for these Cases due to the lower sales price. Consequently, our Wholesale Cases generate substantially lower gross profit than our Retail Cases, which is offset in part by the fact that we do not incur any commission costs on Wholesale Cases.

Pricing Pressures

Pricing pressure has increased in our industry due to (i) continuous consolidation among healthcare providers, (ii) trends toward managed care healthcare, (iii) increased government oversight of healthcare costs, and (iv) new laws and regulations that address healthcare reimbursement and pricing. Pricing pressure, reductions in reimbursement levels or coverage, or other cost containment measures can significantly impact our business, future operating results and financial condition.

To offset pricing pressures, we employ strategies which include locating and retaining new customers, increasing volume with existing customers, and continued emphasis on promoting sales through our Retail Model. Our strategy to emphasize our Retail Model proved successful as Retail Cases represented approximately 93% of revenue for 2022, which is an approximate 1% increase over 2021.

The Company employs strategies to reduce the cost of revenues by increasing Fuse branded product lines to further offset the impact of pricing pressures. For 2022 and 2021, our average cost of revenues per Case was $1,694 and $2,948, respectively. Our strategy to increase Fuse branded products proved successful as the revenues produced by these products increased to approximately 46% of revenue for 2022, which is an approximate 16% increase over 2021.

Compensation Initiatives

We expect to continue to offer compensation and other valuable long-term incentives, such as equity incentives, to key distributors, executives, and employees as a means to expand our strategic partnerships and industry relationships. During 2022, our Board granted equity incentives to our Board of Directors. (See "Item 1. Business" for additional information).

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

The following table sets forth certain financial information from our consolidated statements of operations along with a percentage of net revenue and should be read in conjunction with the Financial Statements and related notes included in this report.

	For the Year Ended December 31, 2022	% of Total Revenues 2022	For the Year Ended December 31, 2021	% of Total Revenues 2021
Net revenues	$ 18,644,784	100%	$ 20,414,268	100.0%
Cost of revenues	7,103,033	38%	8,478,561	42%
Gross profit	11,541,751	62%	11,935,707	58%
Operating expenses				
Selling, general, administrative, and other	6,537,382	35%	7,013,297	34%
Commissions	5,682,038	30%	7,050,278	35%
Depreciation and amortization	137,403	1%	67,638	0%
Total operating expenses	12,356,823	66%	14,131,213	69%
Operating loss	(815,072)	-4%	(2,195,506)	-11%
Other income (expense):				0%
Change in fair value of contingent purchase consideration	4,108,134	22%	342,168	2%
Interest expense	(171,294)	-1%	(78,230)	0%
Gain on Payroll Protection Program Loan extinguishment	-	0%	361,400	2%
Total other income (expense)	3,936,840	21%	625,338	3%
Operating loss before income tax	3,121,768	17%	(1,570,168)	-8%
Income tax expense	23,655	0%	17,723	0%
Net Income (loss)	$ 3,098,113	17%	$ (1,587,891)	-8%

Net Revenues

For the year ended December 31, 2022, our net revenues were $18,644,784 compared to $20,414,268 for the year ended December 31, 2021, a decrease of $1,769,484, or approximately 8.7%.

For the year ended December 31, 2022, Retail Case volume increased approximately 42.4%, while the average revenue per Retail Case decreased approximately 34.4%, compared to the year ended December 31, 2021, resulting in revenues from Retail Cases decreasing by approximately 7.4% compared to revenues from Retail Cases for the year ended December 31, 2021. Revenues from Retail Cases as a percentage of total revenues increased to 93% of revenues for the year ended December 31, 2022, from 92% of revenues for the year ended December 31, 2021. We believe the increase in revenue from Retail Cases as a percent of total revenues reflects the execution of our strategies to shift more of our business to higher margin Retail Cases and improvement of our supply chain management. Consequently, wholesale revenue as a percent of total revenue has decreased.

As discussed above in "Current Trends and Outlook", we believe that as our industry faces increased pricing pressures, we will need to focus on increased volume of Retail Cases to maintain gross profit levels. We intend to increase our Retail Case volume by increasing sales volumes with our existing retail customer base, as well as expanding our national distribution by on-boarding new medical facilities, surgeons, and distributors.

Cost of Revenues

For the year ended December 31, 2022, our cost of revenues was $7,103,033 compared to $8,478,561 for the year ended December 31, 2021, which is a decrease of $1,375,528, or approximately 16.2%.

As a percentage of revenues, cost of revenues was approximately 38% for the year ended December 31, 2022, compared to 42% for the year ended December 31, 2021. As a percentage of revenues, this decrease was primarily driven by (a)(i) an approximate 1% decrease in cost of revenues primarily driven by product mix, (ii) an approximate 1% decrease in the inventory loss provision for slow-moving and obsolescence, (a)(iii) an approximate 1% decrease in vendor cost variance, offset in part by, an approximate 7% increase in inventory shrink.

Gross Profit

For the year ended December 31, 2022, our gross profit was $11,541,751 compared to $11,935,707 for the year ended December 31, 2021, representing a decrease of $393,956, or approximately 3.3%.

As a percentage of revenues, gross profit increased 3.4% to approximately 61.9% from approximately 58.5% for the years ended December 31, 2022 and 2021, respectively. As a percentage of revenues, the increase primarily resulted from those items discussed in Cost of Revenues.

Selling, General, Administrative and Other

For the year ended December 31, 2022, our selling, general, administrative, and other expenses (SG&A) were $6,537,382 compared to SG&A of $7,013,297 for the year ended December 31, 2021, representing a decrease of $475,915 or 6.8%.

As a percentage of net revenues, SG&A accounted for approximately 35% for the year ended December 31, 2022, and 34% for the year ended December 31, 2021. As a percentage of revenues, the increase of approximately 1% was primarily driven by: (a)(i) a $52,027 increase in leased staffing costs, (a)(ii) a $16,108 increase in other administrative expenses, (a)(iii) a $32,237 increase in travel, entertainment, and marketing, offset, in part by, (b)(i) a $24,389 decrease in professional fees; (b)(ii) a $235,062 reduction in stock based compensation, and (b)(iii) a $316,836 reduction in bad debt expense.

We believe that our reinvestment into marketing and commercializing new product lines, adding additional highly qualified staff members, and utilization of professional services will drive sales in later periods.

Commissions

For the year ended December 31, 2022, our commissions expense decreased to $5,682,038 from $7,050,278 for the year ended December 31, 2021, a decrease of $1,368,240, or approximately 19.4%. As a percentage of net revenues, commissions expense accounted for approximately 30% for the year ended December 31, 2022, and 35% for the year ended December 31, 2021. The overall reduction of commissions expense directly relates to the reduction of revenue for the year ended December 31, 2022, compared to the year ended December 31, 2021, and the decrease in commissions expense as a percent of revenue is a result of lower average commission rates of the total revenues.

Depreciation and Amortization

For the year ended December 31, 2022, our depreciation and amortization expense increased to $137,403 from $67,638 for the year ended December 31, 2021, an increase of $69,765. The increase is primarily the result of an approximate $73,764 increase in amortization of intangible assets related to fees associated with obtaining the Credit Agreement with eCapital Healthcare Corp. f/k/a CNH Finance Fund I, L.P.

Change in Fair Value of Contingent Purchase Consideration

For the year ended December 31, 2022, we determined that the earnings thresholds, as detailed in the CPM Acquisition Agreement, were not met for payments under the earn-out ("Earn-Out"). Therefore, based on our 2022 financial performance, we will make no payments to NC 143 for either the base Earn-Out or the bonus Earn-Out for 2022.

As of December 31, 2022, the fair value of the Earn-Out liability was re-measured to fair value under the probability weighted income approach, as further explained in Note 2 of our accompanying consolidated Financial Statements, entitled "Significant Accounting Policies, Fair Value Measurements." As a result, the current fair value of the Earn-Out liability was reduced by $4,108,134, from $11,593,832 to $7,485,698. For more information on the change in the fair value of contingent purchase consideration, please see Note 2 on our accompanying Financial Statements, entitled "Significant Accounting Policies, Fair Value Measurements."

Interest

For the year ended December 31, 2022, our interest expense increased to $171,294 from $78,230 for the year ended December 31, 2021, which is an increase of $93,064, or approximately 119%. The increase of $93,064 was primarily driven by an increase in interest related to our Credit Agreement. The interest expense from our RLOC increased by $97,895 and is primarily driven by (a)(i) an approximate $38,290 increase in interest related to total borrowings, (b)(i) an approximate $59,605 increase in interest related to interest rates.

Income Tax

For the year ended December 31, 2022, we recognized a tax expense of $23,655, compared to $17,723 for the year ended December 31, 2021. For additional information, please see Note 11 of our accompanying consolidated Financial Statements, entitled "Income Taxes."

Net Income (Loss)

For the year ended December 31, 2022, we had net income of $3,098,113, compared to net loss of $1,587,891 for the year ended December 31, 2021, reflecting an increase in net income of $4,686,004 as a result of the decrease in fair value of contingent purchase consideration and the other factors discussed above.

Liquidity and Capital Resources

Cash Flows

A summary of our cash flows is as follows:

	Year Ended December 31,	
	2022	2021
Net cash provided by/(used in) operating activities	$ 34,799	$ (1,778,328)
Net cash used in investing activities	-	-
Net cash (used in)/provided by financing activities	(440,135)	1,144,060
Net increase (decrease) in cash and cash equivalents	$ (405,336)	$ (634,268)

Net Cash Provided by/(Used In) Operating Activities

Our net cash provided by operating activities was $34,799 for the year ended December 31, 2022, compared to cash used in operating activities of $1,778,328 for the year ended December 31, 2021. The increase of cash provided by operating activities of $1,813,127 primarily resulted from: (a)(i) an approximate $2,733,370 of cash provided by non-cash adjustments, (a)(ii) an approximate $1,328,965 increase in cash provided by accrued expenses, (a)(iii) an approximate $13,546 increase in cash provided by accounts payable, offset in part by, (b)(i) an approximate $1,448,515 increase in cash used in accounts receivable, (b)(ii) an approximate $373,330 increase in cash used in long term accounts receivables, (b)(iii) an approximate $302,526 increase in cash used in inventories, and (b)(iv) an approximate $138,383 increase in cash used in prepaid expenses and other current assets.

Net Cash Used In Investing Activities

There was no cash used in investing activities for 2022 or 2021.

Net Cash Provided by (Used In) Financing Activities

Our net cash used in financing activities was $440,135 for the year ended December 31, 2022, compared to net cash provided by financing activities of $1,144,060 for the year ended December 31, 2021. This decrease of $1,584,195 is primarily driven by a (a)(i) $2,868,405 increase in cash used for obtaining the Credit Agreement in 2021, a (a)(ii) $350,000 reduction in cash provided by EIDL Loan proceeds, a (a)(iii) $11,000 decrease in cash provided by stock option exercises; offset in part, by (b)(i) $913,352 decrease in cash used in paying Amegy RLOC, a (b)(ii) $500,000 decrease in cash used for payment of the EIDL Loan, (b)(iii) 231,858 decrease in cash used in paying for Credit Agreement.

Liquidity

Our primary sources of liquidity are cash from our operations and the Credit and Security Agreement (the "Credit Agreement") with eCapital Healthcare Corp. f/k/a CNH Finance Fund I, L.P., a Delaware limited partnership ("eCapital") described below. On December 31, 2022, our current assets exceeded our current liabilities by $1,377,505 (our "Working Capital"), which included $147,854 in cash and cash equivalents. We believe cash from our operations and net borrowings on our Credit Agreement supports our Working Capital needs for 2023. Beyond 2023, we believe that we will be able to support ourselves through our Credit Agreement until we are able to support ourselves solely from the cash provided by operations.

On December 14, 2021, we entered into the Credit Agreement with eCapital. The Credit Agreement provides for a secured revolving credit facility maturing on January 1, 2025 (the "Facility") with an initial maximum principal in the amount of $5,000,000. Borrowings under the Facility are subject to a borrowing base as set forth in the Credit Agreement.

We used borrowings under the Facility to repay in full (i) our Amended and Restated Business Loan Agreement, dated December 31, 2017, among ZB, N.A. (d/b/a Amegy Bank) as amended (the "RLOC"), and (ii) the U.S. Small Business Administration Loan Authorization and Agreement, dated May 12, 2020, with the U.S. Small Business Association, as amended. Borrowings under the Credit Agreement may be used for working capital and payment of fees, costs and expenses incurred in connection with the Credit Agreement.

Borrowings under the Facility bear interest at a floating rate, which will be at the Prime Rate plus 1.75%. Under the Facility, we must pay certain fees as set forth in the Credit Agreement. Our obligations with respect to the Credit Agreement are secured by a pledge of substantially all of our assets, including accounts receivables, deposit accounts, intellectual property, investment property, inventory, equipment and equity interests in our subsidiaries.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on our ability to incur additional debt, grant or permit additional liens, make investments and acquisitions, merge or consolidate with others, dispose of assets, pay dividends and distributions, pay subordinated indebtedness and enter into affiliate transactions. In addition, the Credit Agreement contains financial covenants requiring us on a consolidated basis to maintain, as of the last day of each calendar month (i) a current ratio of not less than 1.0 to 1.0, (ii) a fixed charge coverage ratio of not less than 1.0 to 1.0, (iii) a loan turnover rate of not greater than 60, and (iv) minimum liquidity of not less than $175,000, provided that if we comply with the fixed charge coverage ratio for twelve consecutive months, the minimum liquidity covenant shall cease to be effective. The Credit Agreement also includes events of default customary for facilities of this type and upon the occurrence of any such event of default, all outstanding loans under the Facility may be accelerated and/or the lenders' commitments terminated.

On March 22, 2023, we executed the First Amendment to the RLOC with eCapital (the "First Amendment"). The First Amendment (i) waived the fixed charge coverage ratio (FCCR) under the RLOC for the testing period then ending February 28, 2023, (ii) amended the FCCR test from a trailing twelve month test to a trailing three month test, and (iii) waived the minimum liquidity covenant defaults for November 30, 2022 and December 31, 2022.

The foregoing description does not constitute a complete summary of the terms of the Credit Agreement and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit [10.45] to this Form 10-K.

We rely on the Credit Agreement for capital expenditures and day-to-day Working Capital needs. As of March 14, 2023, we had approximately $353,679 in available cash, and $1,963,512 available on our Credit Agreement for borrowing (subject to certain borrowing base limitations). Borrowings on our Credit Agreement are repaid from cash generated from our operations.

Payroll Protection Program

On April 11, 2020, we received approval from the U.S. Small Business Administration ("SBA") to fund our request for a PPP Loan created as part of the recently enacted Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") administered by the SBA. In connection with the PPP Loan, we entered into a promissory note in the principal amount of $361,400. In accordance with the requirements of the CARES Act, we used the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan was scheduled to mature on April 11, 2022, had a 1.00% interest rate, and was subject to the terms and conditions applicable to all loans made pursuant to the PPP. We applied for and received forgiveness for the total amount of the PPP Loan during the second quarter of 2021. (See Note 7, "Payroll Protection Program" of our accompanying consolidated notes to our Financial Statements, beginning on page F-1).

Economic Injury Disaster Loan

On May 12, 2020, we executed the standard loan documents required for securing an EIDL Loan from the SBA in light of the impact of the COVID-19 pandemic on our business. Pursuant to that certain Loan Authorization and Agreement (the "SBA Loan Agreement"), the principal amount of the EIDL Loan was $150,000, with proceeds used for working capital purposes. In connection therewith, we received a $10,000 advance, which did not have to be repaid and is reflected as an offset in Selling, General, Administrative and Other Expenses in our accompanying consolidated statements of operations in 2020. (See Note 8, "Economic Injury Disaster Loan" of our accompanying consolidated notes to our Financial Statements, beginning on page F-1).

On September 24, 2021, the Company executed the standard loan documents with the SBA for an amended and restated loan and authorization and agreement ("A&R SBA Loan Agreement") required for securing an increase in the Company's Original Note from the SBA EIDL Loan. Pursuant to the A&R SBA Loan Agreement, the principal amount for the EIDL Loan was increased by $350,000 to $500,000, with proceeds used for working capital purposes. Interest accrued at the rate of 3.75% per annum. Installment payments, including principal and interest, were due monthly beginning May 12, 2022 (twenty-four months from the date of the Original Note) in the amount of $2,515. The balance of principal and interest was payable thirty years from the date of the A&R SBA Loan Agreement.

The A&R SBA Loan Agreement was paid in full in conjunction with entering into the Credit Agreement.

Strategic Growth Initiative

Our strategic growth plan provides for capital investment for new product launches, private label branding, and the upgrade of our financial systems which support our infrastructure. We deem these investments essential to support our growth and expansion objectives. We estimate the range of this type of investment to be approximately $2 million to $3 million and anticipate these investments to occur primarily during the calendar year 2023. We expect sources of capital for these investments to be derived from cash from operations and utilizing the maximum limit with our new credit facility.

Impact of Inflation

We do not believe the effect of inflation, as measured by fluctuations in the U.S. Consumer Price Index, has had a material impact on our Financial Statements for the year ended December 31, 2022.

Critical Accounting Policies and Estimates

The preparation of our Financial Statements and the related disclosures in conformity with GAAP, requires our management to make judgments, assumptions, and estimates that affect the amounts of revenue, expenses, income, assets, and liabilities, reported in our Financial Statements and accompanying notes. Understanding our accounting policies and the extent to which our management uses judgments, assumptions, and estimates in applying these policies is integral to understanding our Financial Statements.

We describe our most significant accounting policies in "Note 2, Significant Accounting Policies" of our consolidated notes to our Financial Statements and found elsewhere in this Annual Report. These policies are considered critical because they may result in fluctuations in our reported results from period to period due to the significant judgments, estimates, and assumptions about highly complex and inherently uncertain matters. In addition, the use of different judgments, assumptions, or estimates could have a material impact on our financial condition or results of operations. We evaluate our critical accounting estimates and judgments required by our policies on an ongoing basis and update them as appropriate based on changing conditions.

There have been no material changes to our critical accounting policies during the period covered by this report.

Recent Accounting Pronouncements

We describe recent accounting pronouncements in Note 2, "Significant Accounting Policies" of our consolidated notes to our Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we are not required to provide the information required by this item.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Report of our independent registered public accounting firm, our consolidated Financial Statements, the accompanying notes to our Financial Statements, that are filed as part of this Annual Report are listed under "Item 15. Exhibits and Financial Statements Schedules" and are set forth in our Financial Statements, immediately following the signature pages of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that this information is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our Board, including our Chief Executive Officer, and Chief Financial Officer, we conducted an evaluation (pursuant to Rule 13a-15(b) promulgated under the Exchange Act) of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2022. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures were effective.

.

Management's Annual Report on Internal Control over Financial Reporting

Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act). Our internal control over financial reporting is a process designed to ensure the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our Board, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our Chief Executive Officer and Chief Financial Officer used the criteria that have been set forth by COSO in *Internal Control – Integrated Framework (2013)*. Based on an evaluation by our Chief Executive Officer and Chief Financial Officer and under the COSO criteria, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting as of December 31, 2022 was effective.

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Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Executive Officers and Directors

The names and ages of our directors and executive officers are set forth below. All directors are elected annually by the stockholders to serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified. The officers are appointed by our Board. There is no agreement or understanding between us and any director or executive officer pursuant to which they were selected as an officer or director.

Name	Age	Position
Christopher C. Reeg	59	Chief Executive Officer, Secretary and Director
Mark W. Brooks	57	Chairman of the Board, President and Director
Renato V. Bosita, Jr., MD	51	Independent Director
Lawrence S. Yellin	65	Chief Financial Officer, Treasurer and Director

Christopher C. Reeg

Mr. Reeg has served as our Chief Executive Officer and a member of our Board since December 19, 2016. Effective January 18, 2018, our Board appointed Mr. Reeg to the additional role of Secretary. Mr. Reeg has also served as the Chief Executive Officer of CPM since 2017 and Maxim since 2018. Mr. Reeg founded Maxim in 2011 and served as its President until we acquired Maxim in August 2018. Mr. Reeg led the design, development, and successful commercialization of a spinal implant that received the approval of the FDA in 2013 and is currently manufactured and distributed by Fuse. Prior to forming Maxim, Mr. Reeg founded LMI Ortho, a distributor of spine and Orthopedic Implants purchased from domestic and international manufacturers and suppliers. While at LMI Ortho, Mr. Reeg acquired importation rights for a total joint orthopedic portfolio. Working with surgeons in the United States, Mr. Reeg expanded implant product lines and developed effective growth strategies based on design and market intelligence. Before entering the orthopedic industry with LMI Ortho in 1996, Mr. Reeg formed Spectramed, Inc., a multi-state home respiratory company where he served as its President until the sale of Spectramed, Inc., to a national healthcare company in 2001. Having founded two medical implant manufacturing and distributing companies and served as an executive officer in those companies, Mr. Reeg brings significant experience and knowledge regarding how to successfully navigate the medical device industry.

Mark W. Brooks

Mr. Brooks has served as our director and Chairman of the Board since December 19, 2016. Effective January 18, 2018, our Board appointed Mr. Brooks to the additional role as President of the Company. Prior to the acquisition by our Company of all of the outstanding membership interest of CPM, Mr. Brooks served as the Chief Executive Officer of CPM, a privately-owned national distributor of medical devices and regenerative tissue. Prior to forming CPM in 2002, Mr. Brooks partnered with Mr. Reeg during the formation and growth of Home Health Equipment, Inc. ("Home Health"), a durable medical equipment provider contracting with acute home health agencies and hospitals in several states. In 1996, Messrs. Brooks and Reeg sold Home Health to predecessor companies of Tenet Healthcare Corporation. Having successfully served as Chief Executive Officer of a national distributor of medical devices, Mr. Brooks brings considerable expertise in the strategic management and growth of medical device distribution to our Board.

Renato V. Bosita, Jr., MD

Dr. Bosita has served as an independent member of our Board since his appointment on August 1, 2017. Dr. Bosita is a spine fellowship-trained orthopedic surgeon based in Plano, Texas. He attended Stanford University where he received a degree in biological sciences in 1992. He then attended the University of Chicago Pritzker School of Medicine and completed his residency in orthopedic surgery at Loyola University Medical Center. While a resident at Loyola University Medical Center in 2001, Dr. Bosita earned a Master of Business Administration degree from the Northwestern University J. L. Kellogg Graduate School of Management. Dr. Bosita completed his spine fellowship at University Hospitals of Cleveland in 2002. Dr. Bosita currently practices as a spine surgeon at Texas Back Institute, headquartered in Plano, Texas. Additionally, Dr. Bosita is the Chairman of the Board of Managers for Texas Health Presbyterian Hospital of Rockwall, and he is also member of its finance committee. Dr. Bosita was appointed to the Board for his experience in the healthcare industry and business acumen.

Lawrence S. Yellin

Mr. Yellin has served as our director, Chief Financial Officer and Secretary since April 4, 2022. Mr. Yellin's career spans more than 25 years of varied experience in financial management, business leadership, and corporate strategy. Mr. Yellin served as CFO for NVIP LLC, a holistic health and wellness supplier and manufacturer, from September 2020 to December 2021. In this position Mr. Yellin oversaw the financial activities which included liquidity risk management, asset and liability administration, cashflow tracking, financial planning, financial strengths and weakness analyzation, and corrective action proposals. Before joining NVIP LLC, Mr. Yellin served as CFO for Logic E Cigarettes from April 2015 to June 2021, during which he helped the company grow and transition to a top tier e-cigarette company that was sold to Japan Tobacco. Prior to that, Mr. Yellin served as VP Controller for Handy & Harman, a publicly traded holding company that owns and operates businesses in a variety of industries, and CFO for Fujifilm's Consumer Imaging Group. Mr. Yellin earned a Master of Business Administration in Finance from Pace University and a Bachelor of Science in Accounting from Ohio State University and is a Certified Public Accountant.

Family Relationships

There are no family relationships among our existing or incoming directors or officers.

Involvement in Certain Legal Proceedings

None of our executive officers or directors is a party in a legal proceeding adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries. No executive officer or director has been involved in the last ten (10) years in any of the following:

- any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to that time;

- any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- being subject to any order, judgment, decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, or banking activities;

- being found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

- being the subject of or a party to any judicial or administrative order, judgment decree or finding, not subsequently reversed, suspended, or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud, or fraud in connection with any business entity; or

- being the subject of or a party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity, or organization that has disciplinary authority over its members or persons associated with a member.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent (10%) of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities. Officers, directors, and greater than ten percent stockholders are required by SEC rules to furnish us with copies of all Section 16(a) reports that they file.

We believe that, during 2022, our directors, executive officers, and ten percent (10%) stockholders complied with all Section 16(a) filing requirements, except that Form 5s filed on February 23, 2022 by Messrs. Brooks and Reeg were filed nine days after the February 14 deadline due to expired EDGAR codes.

Corporate Governance

Board Committees

We do not believe that with the current size of our Company, it is necessary for us to have a separately designated standing audit committee, therefore our entire Board serves as the audit committee. Lawrence S. Yellin serves as our "audit committee financial expert," as such term is defined under the rules promulgated under the Exchange Act. For more information on Mr. Yellin, please see "Item 10. Executive Officers and Directors" in this Annual Report.

We are not required to have and currently do not have a compensation committee. Due to the low volume of compensation matters that come before our Board, our entire Board has sufficient time to review such matters, so we do not believe it is necessary for our Board to appoint a separate compensation committee at this time.

Our entire Board participates in matters related to executive officer and director compensation. Our Board will consider the recommendations of our Chief Executive Officer when determining compensation for our other executive officers. Our Chief Executive Officer has no role in determining his own compensation. We have not paid fees to or engaged any compensation consultants.

We are also not required to have and do not have a nominating committee. Given the limited scope of our operations, our Board believes appointing a nominating committee would be premature and of little assistance until our business operations are at a more advanced level.

On November 4, 2021, the Board established the Clinical Evaluation Committee, whose purpose is to oversee and advise the Board on the Company's goals, strategies, and commitments related to the clinical evaluation of Natural Matrix Proteins ("NMP"). Dr. Bosita serves as the sole director of the Clinical Evaluation Committee. On March 1, 2022, Dr. Kendall E. Carll Jr, MD was added as an independent consultant to the Clinical Evaluation Committee.

We have not made any material changes to the procedures to which the security holders may recommend Board candidates to our Company during the year ended December 31, 2022.

Board Leadership Structure Oversight

Our Board does not have a formal policy as to whether the roles of Chairman of the Board and Chief Executive Officer should be separate or combined. Currently, our Chairman of the Board is Mark W. Brooks, who is also our President, and our Chief Executive Officer is Christopher C. Reeg. Our Board has determined that this current structure, with separate roles for our Chairman of the Board and our Chief Executive Officer is in our best interests and our stockholders' best interests at this time. Several factors support the leadership structure chosen by our Board, including, among others:

- Our Board believes this governance structure promotes balance between our Board's independent authority to oversee our business and our Chief Executive Officer and his management team, who manage the business on a day-to-day basis.

- The current separation of our Chairman of the Board and our Chief Executive Officer roles allows our Chief Executive Officer to focus his time and energy on operating and managing our Company and to leverage the experience and perspectives of our Chairman of the Board.

Board Assessment of Risk

Our Board's primary function is one of oversight. Our Board has responsibility for risk oversight and reviews management's risk assessment and risk management policies and procedures. Our Board considers and reviews, with our independent registered public accounting firm and our executive management team, the adequacy of our internal controls, including the processes for identifying significant risks and exposures, and our Board elicits recommendations for the improvements of such procedures where desirable. Members of our executive management team have the day-to-day responsibility for risk management and establishing risk management practices, and they are expected to report matters directly to our Board. The executive management team has an open line of communication to our Board and has the discretion to raise issues from time-to-time in any manner they deem appropriate. Members of our executive team regularly attend our Board meetings, and often discuss risks related to our business.

Code of Ethics

Our Board has adopted a code of ethics (the "Code of Ethics") that applies to all our employees, including our Chief Executive Officer and Chief Financial Officer. The Code of Ethics provides written standards that we believe are reasonably designed to (i) deter wrongdoing; (ii) promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (iii) encourage full, fair, accurate, timely, and understandable disclosure and compliance with laws, rules, and regulations, including insider trading, corporate opportunities, and whistle-blowing; and (iv) facilitate the prompt reporting of illegal or unethical behavior. We will provide a copy of the Code of Ethics to any person without charge, upon request. The request for a copy can be made in writing to Fuse Medical, Inc., 1565 North Central Expressway, Suite 220, Richardson TX, 75080, Attention: Corporate Secretary.

Stockholder Communications

Although we do not have a formal policy regarding communications with our Board, our stockholders may communicate with our Board by writing to us at Fuse Medical, Inc., 1565 North Central Expressway, Suite 220, Richardson, TX 75080, Attention: Investor Relations, or, by facsimile (469) 862-3035, or by email IR@fusemedical.com. Stockholders who would like their submission directed to a specific member of our Board may so specify, and the communication will be forwarded, as appropriate.

ITEM 11. EXECUTIVE COMPENSATION.

Executive Compensation Discussion and Analysis

The following discussion and analysis of our compensation arrangements with our named executive officers ("Named Executive Officers") should be read together with the compensation tables and related disclosures set forth elsewhere in this Annual Report. Our Named Executive Officers for the year ended December 31, 2022, were:

- Christopher C. Reeg, Chief Executive Officer
- Lawrence S. Yellin, Chief Financial Officer
- Mark W. Brooks, President

This discussion contains forward-looking statements that are based on our current plans and expectations regarding future compensation programs.

In place of having a separate compensation committee, which is not required based on the size of our Company, our Board is charged with the responsibility for establishing, implementing, and monitoring adherence to our compensation philosophy and ensuring that our executives and key management personnel are effectively compensated. Our Board is also responsible for reviewing the compensation of directors.

Executive Compensation Philosophy and Objectives

Our Board's overall philosophy in terms of executive compensation is to attract, retain, and motivate highly-qualified individuals to achieve our business goals and link their professional performance with stockholder interests. Our compensation plans are designed to motivate and reward our employees for achievement of positive business results and to promote and enforce accountability. We also compensate our executives through our equity incentive plan, which reflects the long-term performance of our Common Stock.

Setting Executive Compensation

Our Board is responsible for establishing and periodically reviewing the compensation of our executive officers and approving all equity awards, including those to our executive officers. Our Board also reviews the performance of our executive officers and determines whether salary adjustments are necessary or recommended.

Elements of Compensation

The total compensation program for our executive officers consists of the following elements:

- Base salary;
- Cash incentive and bonus awards tied to the executive's and our annual or quarterly performance;
- Long-term incentive compensation, in the form equity awards; and
- Medical benefits, as provided to all eligible employees.

Our Board seeks to structure each element of compensation to attract and retain the necessary executive talent, reward annual performance, and provide incentives for both long-term strategic goals and short-term performance. Our Board's strategy for allocating between currently-paid and long-term compensation is to ensure adequate base compensation that attracts and retains personnel, while providing incentives to maximize long-term value for our stockholders.

Our Company has no formal policy for allocating compensation among the compensation elements described above.

Base Salary

We pay each of our Named Executive Officers a base salary in cash on a bi-weekly basis. This base salary is designed to compensate our executives for performance of their respective responsibilities, and it is the only component of their compensation that is fixed rather than variable. Our competitive base salary is intended to attract and retain highly qualified individuals as our executive officers.

The base salary for our Named Executive Officers for the year ending December 31, 2022, was:

- Christopher C. Reeg: $300,000
- Lawrence S. Yellin $200,000
- Mark W. Brooks: $550,000

Due to the cost saving initiatives, onset by the adverse impacts of COVID-19 during the 2021 calendar year, Mr. Reeg began 2022 at a reduced salary of $285,000. However, in June of 2022, our Board determined returning Mr. Reeg to his pre-reduced base salary of $300,000 was appropriate due to the diminishing economic impact of COVID-19.

Mr. Yellin was appointed as Chief Financial Officer by our Board on April 4, 2022. The Board believed that $200,000 base salary for Mr. Yellin was appropriate as our Chief Financial Officer, a position that is primarily responsible for the financial well-being of our Company. Additionally, the Board sought to provide Mr. Yellin with a competitive salary for his extensive financial and accounting background.

Mr. Brooks was appointed to the executive position of President by our Board on January 18, 2018, following the CPM Acquisition. Mr. Brooks has the highest base salary of our Named Executive Officers, in part because of his extensive experience and knowledge of the medical device industry and the business relationships that Mr. Brooks brings to our Company. Also, the base salary for Mr. Brooks was partially determined by the earnings he received when he was the sole owner of CPM, which our Board believes correlates with Mr. Brooks position as President of our Company.

Cash Incentive and Bonus Awards

Our Board has the discretion to reward executives with cash incentive and bonus awards. We may pay cash incentive awards if we meet or exceed performance goals as determined by our Board for that year, and we generally give bonus awards to reward executives for short-term performance goals. We are not required to give our executives these awards, and only do so upon the recommendation and approval of our Board.

Executive Long-Term Incentive Compensation

Our Board has the authority to provide compensation to our executives based on the value of and changes in the value of our Common Stock. We grant equity compensation to reward our executives for positive business results and to retain our executives long-term for their services to our Company. Under our Amended and Restated 2018 Equity Incentive Plan ("2018 Equity Plan"), which was adopted in 2017 and subsequently amended by our Board in December 2018, we authorize our Board to grant stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock awards to our management and employees.

Medical Benefits

Medical benefits are a component of our Company's compensation plan that is offered to attract and retain highly-qualified individuals. Our Named Executive Officers are offered medical benefits that are generally made available to all employees of our Company at similar cost.

2022 Summary Compensation Table

The following information is related to the compensation paid, distributed, or accrued by our Company for 2022 and 2021, to our Named Executive Officers, including our Chief Executive Officer ("Principal Executive Officer") and the other most highly compensated executive officers serving at the end of the last fiscal year whose compensation exceeded $100,000.

Name and Principal Position (a)	Year (b)	Salary ($)(c)[5]	Bonus ($)(d)	Stock Awards ($)(e)	Option Awards ($)(f)	Non-Equity Incentive Plan Compensation ($)(g)	Non-Qualified Deferred Compensation Earnings ($)(h)	All Other Compensation ($)(i)[4]	Total ($)(j)
Christopher C. Reeg [1]	2022	$285,000	-	$ 50,000	-	-	-	$ 19,655	$ 354,655
Chief Executive Officer	2021	285,000	-	50,000	-	-	-	229,297	564,297
Lawrence S. Yellin [2]	2022	200,000	-	50,000	-	-	-	-	250,000
Chief Financial Officer	2021	200,000	-	-	-	-	-	-	200,000
Mark W. Brooks [3]	2022	550,000	-	50,000	-	-	-	221,000	821,000
President	2021	550,000	-	50,000	-	-	-	841,370	1,441,370

(1) On December 19, 2016, our Board appointed Mr. Reeg as our Chief Executive Officer. Mr. Reeg has served as our Secretary since January 18, 2019.

(2) On April 4, 2022, Our Board appointed Mr. Yellin as our Chief Financial Officer and Treasurer.

(3) On January 18, 2019, our Board appointed Mr. Brooks as our President. Mr. Brooks has served as the Chairman of our Board since December 19, 2016.

(4) All other compensation consists of commissions we paid to entities owned and controlled by the Named Executive Officer ("NEO"). The amounts presented were calculated as the percent ownership by the NEO times the commissions paid to the entity.

(5)   The 2022 salary for Mr. Reeg was less than the agreed upon base salary due to the temporary company-wide salary reductions which were part of our strategic cost reductions in response to minimizing the impact of COVID-19 on our Company, however the base salary for Mr. Reeg was reinstated to his pre-reduction amount in June of 2022.

Provisions of Termination or Change-in-Control

In the event of a change-in-control, NC 143 would receive Earn-Out payments pursuant to the CPM Acquisition Agreement and all equity awards pursuant to the 2018 Equity Plan would fully vest.

Other Executive Compensation Arrangements

None

Outstanding Awards at Fiscal Year End

The following information is descriptive of options of shares of Common Stock that have not vested but we granted to our Named Executive Officers as of December 31, 2022.

	Option Awards					Stock Awards			
Name and Principal Position (a)	Number of securities underlying unexercised options (#) exercisable (b)	Number of securities underlying unexercised options (#) unexercisable (c)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#) (d)	Option exercise price ($) (e)	Option expiration date (f)	Number of shares or units of stock that have not vested (#) (g)(1)	Market value of shares or units of stock that have not vested ($) (h)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#) (i)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($) (j)
Christopher C. Reeg Chief Executive Officer	-	-	-	-	-	882,586	$250,000	-	-
Lawrence S. Yellin Chief Financial Officer	-	-	-	-	-	333,333	$ 50,000	-	-
Mark W. Brooks President	-	-	-	-	-	882,586	$250,000	-	-

(1)   Messrs. Reeg and Brooks have received five (5) restricted stock awards ("RSAs"): (i) 65,000 shares of Common Stock, granted September 21, 2017; (ii) 188,500 shares of Common Stock, granted December 14, 2017; (iii) 222,223 shares of Common Stock, granted on December 10, 2018, which were modified on August 7, 2019, (iv) 73,530 shares of Common Stock, granted November 4, 2021, and (v) 333,333 shares of Commons Stock, granted November 10, 2022 pursuant to the 2018 Equity Plan. Mr. Yellin has received an RSA of 333,333 shares of Common Stock granted November 10, 2022. These shares of Common Stock subject to the RSA shall vest upon: (i) the occurrence of one of the following events (each, an "Accelerating Event"): (A) the listing of our Common Stock on either the NYSE or the NASDAQ Stock Market; or (B) a Change in Control (as defined in the RSA Agreement); and (ii) the delivery by the RSA recipient to our Company of a Notice of Acceleration of Vesting (as defined in the RSA Agreement) no later than sixty (60) days following the earlier of (A) the date our Company sends written notice of such Accelerating Event or (B) the date the RSA recipient actually or constructively becomes aware that such Accelerating Event has occurred (such 60-day period, the "Acceleration Notice Period").

Director Compensation Discussion and Analysis

The following discussion and analysis of our compensation arrangements with our directors should be read together with the compensation tables and related disclosures set forth elsewhere in this Annual Report. Please note that this disclosure excludes our other three (3) directors who also serve as Named Executive Officers of our Company. Please refer to the above to "Item 11. Executive Compensation - 2022 Summary Compensation Table" and the related narrative disclosure for information about the compensation those individuals received in their capacities as directors.

Our independent director ("Independent Director") for the year ended December 31, 2022, was:

- Renato V. Bosita Jr., MD.

Director Compensation Philosophy and Objectives

Our Board receives comparative market data and recommendations regarding the structure of our Independent Director compensation and the amounts paid through either cash incentives or equity awards to our non-management directors. For the year ended December 31, 2022, we did not pay our Independent Directors a retainer in the form of cash compensation in addition to the compensation for service paid to all our directors. Due to the size of our Company and our status as a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, our Board determined that there is currently no need to pay a retainer fee to active Board members. However, we do pay all of our directors for their services as members of the Board, at the election of the individual director, a cash fee or in the form of stock awards. Additionally, directors who participate on a special committee of the Board may receive a one-time cash payment, at the discretion of our Board.

Director Long-Term Equity Incentive Compensation

Our Board has the authority to provide compensation to our Independent Directors on the value of and changes in the value of our Common Stock through our equity incentive plans. Please see "Item 11. Executive Compensation - Executive Long-Term Equity Incentive Compensation" for more information on our 2018 Equity Plan.

Special Committee Compensation

Upon the formation of a special committee of our Board to address a specific issue, our Board determines the amount of compensation that should be paid to the members of that special committee, based upon the amount of time and effort we expect those individuals to dedicate to that special committee.

2022 Director Compensation

For the year ended December 31, 2022, our Board, as compensation for service as a director, offered each director, at such director's election, either (i) a $50,000 cash payment, or (ii) a stock award of $50,000 in the form of RSAs. Dr. Bosita elected to receive a cash payment, and Messrs. Brooks, Reeg, and Yellin elected a stock award. Additionally, there were no independent special committees in which participating directors received additional compensation during the fiscal year 2022.

Risk Assessment Regarding Compensation Policies and Practices

We believe that our compensation program neither incentivizes our employees to take excessive risks nor creates risks that are reasonably likely to have a material adverse effect on our Company. Our compensation policy has the following risk-limiting objectives:

- To decrease the incentive to take unnecessary or imprudent risks, our base salaries are competitive with the market, represent a reasonable portion of total compensation, and provide a reliable level of income on a regular basis;

- To reduce the risk that executives will focus on specific short-term outcomes, we do not tie incentive compensation to formulas;

- To discourage employees from taking risks to meet certain performance goals, we may recover our equity awards should a restatement of earnings occur upon which incentive compensation awards were based or in the event of other wrongdoing by the equity award recipient; and

- To discourage the taking of a short-term risk at the expense of long-term performance, our equity awards generally have multi-year vesting, which aligns the compensation interests of our executives with the long-term interests of our stockholders.

- Our Chief Financial Officer and Chief Executive Officer review our Company's compensation policies on a quarterly basis to see if our Company is meeting the above risk management objectives. Our Board also reviews our compensation policies annually to confirm that we are meeting our risk management objectives.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

Equity Compensation Plan Information

The following chart reflects the number of awards granted under equity compensation plans approved and not approved by stockholders and the weighted average exercise price for such plans as of December 31, 2022.

Name of Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders			
2018 Amended and Restated Equity Incentive Plan[1]	1,745,000 $	0.86	5,680,771
Equity compensation plans not approved by security holders			
None.	- $	-	-
Total	1,745,000 $	0.86	5,680,771

(1) On December 21, 2018, as set forth in our Definitive Information Statement, our majority stockholders ratified our 2018 Equity Plan by written consent, which was approved by our Board on December 13, 2018.

As of December 31, 2022, there were no stock options outstanding that were not subject to any equity compensation plan.

Our Company has a stock-based compensation plan, the 2018 Equity Plan which provides for the granting of equity awards to our employees, directors, consultants, and advisors. The types of equity awards we may grant include: (i) stock options, both qualified incentive and non-qualified; (ii) restricted stock; (iii) restricted stock units; (iv) stock appreciation rights; and (v) other stock awards.

For more information about the material terms of the 2018 Equity Plan please see our Form 8-K filed on December 18, 2018, which is herein incorporated by reference. The awards granted pursuant to the 2018 Equity Plan are subject to a vesting schedule as set forth in individual agreements.

In the event of certain milestones, such as a change-in-control of our Company, any equity award granted under our 2018 Equity Plan will vest immediately.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of our Common Stock beneficially owned as of March 14, 2023, by: (i) those persons known by us to be owners of more than 5% of our Common Stock; (ii) each director; (iii) our Named Executive Officers for 2022; and (iv) all of our Named Executive Officers and directors as a group. Unless otherwise specified in the notes to this table, the address for each person is: c/o Fuse Medical, Inc., 1565 North Central Expressway, Suite 220, Richardson, Texas 75080.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
5% Stockholders:			
Common Stock	Mark W. Brooks [2]	57,544,771	77.87%
Common Stock	Christopher C. Reeg [3]	8,816,768	11.93%
Directors and Named Executive Officers:			
Common Stock	Mark W. Brooks [2]	57,544,771	77.87%
Common Stock	Christopher C. Reeg [3]	8,816,768	11.93%
Common Stock	Lawrence S. Yellin [4]	333,333	0.45%
Common Stock	Renato V. Bosita Jr., MD [5]	1,475,723	2.00%
Common Stock	All directors and executive officers as a group (4 persons) [6]	68,170,595	92.25%

(1) Applicable percentages are based on 73,895,794 shares of Common Stock issued and outstanding as of March 14, 2023. Beneficial ownership is determined by SEC rules and generally includes voting or investment power with respect to securities. Shares of Common Stock underlying options and warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within sixty (60) days of March 14, 2023, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to this table, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares of Common Stock indicated as beneficially owned by them. The table includes shares of Common Stock, options and warrants and convertible notes exercisable or convertible into Common Stock and vested or vesting within sixty (60) days of March 14, 2023.

(2) **Mark W. Brooks.** Mr. Brooks is a five percent (5%) stockholder, Named Executive Officer, and a director. Includes 54,020,130 shares of Common Stock owned by NC 143, 2,642,055 shares of Common Stock issuable upon the conversion of the convertible promissory notes ("Notes") held by NC 143, and 882,586 shares of Common Stock issued to Mr. Brooks for his services to the Board. Mr. Brooks has no dispositive investment power over the 882,586 shares of Common Stock, which were awarded pursuant to RSAs, until those shares vest. NC 143 may be reached at the following address: 1565 N Central Expressway, Suite 400, Richardson, TX 75080.

(3) **Christopher C. Reeg.** Mr. Reeg is a five percent (5%) stockholder, Named Executive Officer, and a director. Includes 6,611,613 shares of Common Stock owned by RMI, 1,322,568 shares of Common Stock issuable upon the conversion of the Notes held by RMI, and 549,253 shares of Common Stock issued to Mr. Reeg for his services to the Board. Mr. Reeg has no dispositive investment power over the 549,253 shares of Common Stock, which were awarded pursuant to RSAs, until those shares vest. RMI may be reached at the following address: 1565 N Central Expressway, Suite 500, Richardson, TX 75080.

(4) **Lawrence S. Yellin.** Mr. Yellin is a Named Executive Officer, and a director. Includes 333,333 shares of Common Stock issued to Mr. Yellin for his services to the Board. Mr. Yellin has no dispositive investment power over 333,333 shares awarded pursuant to a restricted stock award because it is prohibited until the shares have vested.

(5) **Renato V. Bosita, Jr., MD.** Dr. Bosita is an Independent Director. Includes 475,723 shares of Common Stock issued to Dr. Bosita for his services to the Board and 1,000,000 shares of Common Stock for providing special services. Dr. Bosita has no dispositive investment power over 1,475,723 shares of Common Stock awarded pursuant to RSAs until those shares vest.

(6) **All directors and Named Executive Officers as a group.** This ownership disclosure includes only the ownership of current Named Executive Officers and directors.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Change in Control

Between the period July 2016 through October 2016, we obtained three working capital loans in the aggregate amount of $150,000 in exchange for Notes bearing ten percent (10%) interest per annum through December 31, 2016, with principal due and payable, upon demand of the payee. For the periods subsequent to December 31, 2016, the Notes bear interest at eighteen percent (18%) per annum. The Notes were issued as follows: $100,000 to NC 143 and $50,000 to RMI. Messrs. Brooks and Reeg have the sole discretion and right to convert all or any portion of the then unpaid principal and interest balance of the Notes into shares of our Common Stock at a conversion price of $0.08 per share.

On December 19, 2016, we entered into the Stock Purchase Agreement with NC 143 and RMI. Pursuant to the closing of the Stock Purchase Agreement Messrs. Brooks and Reeg beneficially acquired a majority of our issued and outstanding shares of Common Stock, which resulted in a Change-in-Control of our Company.

Notes Payable – Related Parties

On May 6, 2020, we borrowed $180,000 from NC 143 and $20,000 from RMI, in exchange for two promissory notes which are unsecured and bear interest at 0.25% per annum until May 6, 2022, the maturity date, and 10.0% per annum after the maturity date, if not paid in full. Principal and interest are due and payable on the maturity date, provided, however, any payment of principal and interest on the loans is subordinated to payment of all indebtedness under our Credit Agreement. On April 12, 2023, the two promissory notes were amended to extend the maturity date from May 6, 2023, to May 6, 2024.

Operations

As previously disclosed in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," in this Annual Report, we have entered into various related-party transactions with entities that are owned by or affiliated with our Named Executive Officers and members of our Board. The transactions included sales, purchases, commissions paid for services, and revenues related to services provided to the related party.

Lease with 1565 North Central Expressway, LP

As disclosed in "Item 2. Properties" in this Annual Report, we lease an approximately 11,500 square-foot space as our principal executive office from NCE, LP, a real estate investment company that is 100% owned and controlled by Mr. Brooks. The CPM Lease was effective January 1, 2013, and the Fuse Lease was effective July 14, 2017. Both the CPM Lease and the Fuse Lease terminated December 31, 2017, with month-to-month renewals with the option of renegotiation a long-term lease renewal or relocation in the future. For the year ended December 31, 2022, we continued both the CPM Lease and Fuse Lease on month-to-month terms with the option of renegotiating a long-term lease renewal or relocation in the future.

For the year ended December 31, 2022, we paid approximately $168,000 in rent expense, which is reflected in selling, general, administrative, and other expenses in the accompanying consolidated statements of operations to our Financial Statements.

AmBio Contract

Beginning January 1, 2023, the Company terminated its service agreement with AmBio, moving its full PEO services to Nextep. Nextep is not affiliated with the Company.

As disclosed in "Item 1. Business" in this Annual Report, AmBio provides us with payroll processing, employee benefit administration, and related human capital services to us. Mr. Brooks controls and owns 100% of AmBio. As of December 31, 2022, we had balances due to AmBio of approximately $173,893. For the year ended December 31, 2022, approximately $196,363 of fees were paid to AmBio for its services and are reflected in selling, general, and administrative expenses on the accompanying consolidated statements of operations to our Financial Statements.

MedUSA Group, LLC

MedUSA Group, LLC ("MedUSA") is a sub-distributor previously owned and controlled by Messrs. Brooks and Reeg. As of October 1, 2022, Messrs. Brooks and Reeg sold their interest in MedUSA to an unaffiliated party. Per the terms of the sales agreement of MedUSA, all unpaid accrued commissions owed to MedUSA prior to its sale on October 1, 2022 would be transferred to Messrs. Brooks and Reeg. As of December 31, 2022, Messrs. Brooks and Reeg no longer held interest in MedUSA. The company assessed the company's relationship with MedUSA and the nature of the business transactions occurring in the current financial reporting period and prior periods. MedUSA is not directly owned or directly controlled by management, and the company has determined MedUSA is not a related party for the year ended December 31, 2022.

For the year ended December 31, 2022, we:

- incurred approximately $1,010,415, in commission costs to MedUSA, which is reflected in commissions in our accompanying consolidated statements of operations to our Financial Statements.

As of December 31, 2022, the Company had no outstanding balances due from MedUSA.

As of December 31, 2022 there was $1,406,507 of unpaid commissions owed to Messrs. Brooks and Reeg, per the October 1, 2022 sales agreement of MedUSA.

Texas Overlord, LLC

Texas Overlord, LLC ("Overlord") is an investment holding-company owned and controlled by Mr. Brooks.

Texas Overlord had an ownership position in MedUSA which was sold to an unaffiliated party on October 1st, 2022. Based on the terms of the Purchase Agreement, the commission balances owed to MedUSA as of October 1, 2022 was transferred to Overlord based on its percentage of ownership.

As of December 31, 2022, the Company had no unpaid commission costs due to Overlord.

As of December 31, 2022 the Company had approximately $1,050,966 of unpaid commission costs due to Overlord, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

Reeg Medical Industries, Inc.

Reeg Medical Industries, Inc. ("Reeg Medical") is an investment holding company owned and controlled by Mr. Reeg.

Reeg Medical had an ownership position in MedUSA which was sold to an unaffiliated party on October 1, 2022. Based on the terms of the Purchase Agreement, the commission balances owed to MedUSA as of October 1, 2022 was transferred to Reeg Medical based on its percentage of ownership.

As of December 31, 2022 the Company had approximately $335,540 of unpaid commission costs due to Reeg Medical, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

N.B.M.J., Inc.

NBMJ, Inc. d/b/a Incare Technology ("NBMJ") is a durable medical equipment, wound care, and surgical supplies distributor owned and controlled by Mr. Brooks.

During the year ended December 31, 2022, we sold Biologics products to NBMJ in the amount of approximately $350, which is reflected in net revenues in our accompanying consolidated statements of operations to our Financial Statements.

As of December 31, 2022, we had an outstanding balance due from NBMJ of approximately $2,430. This amount is reflected in accounts receivable, net of allowance in our accompanying consolidated balance sheets to our Financial Statements.

Bass Bone and Spine Specialists

Bass Bone & Spine Specialists ("Bass") is a sub-distributor of surgical implants that is owned and controlled by Mr. Brooks.

During the year ended December 31, 2022, we sold Orthopedic Implants and Biologics products to Bass in the amounts of approximately $26,648, which is reflected in net revenues in our accompanying consolidated statements of operations to our Financial Statements. As of December 31, 2022, we had an outstanding balance due from Bass of approximately $21,810. This amount is reflected in accounts receivable in our accompanying consolidated balance sheets to our Financial Statements.

Filed as Exhibit 10.56 with our 2019 Annual Report, payment terms per the stocking and distribution agreement are 30 days from receipt of invoice.

Sintu, LLC

Sintu, LLC ("Sintu") is a sub-distributor of surgical implants that is owned and controlled by Mr. Brooks.

For the year ended December 31, 2022, we incurred approximately $822,079 in commission costs to Sintu, which is reflected in commissions in our accompanying consolidated statements of operations to our Consolidated Financial Statements.

As of December 31, 2022, the Company had approximately $662,157 of unpaid commission costs due to Sintu, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheet.

Modal Manufacturing, LLC

Modal is a manufacturer of medical devices owned and controlled by Mr. Brooks.

During the year ended December 31, 2022, we purchased approximately $699,759 in Orthopedic Implants and medical instruments from Modal, which is reflected within inventories, net of allowance in our accompanying consolidated balance sheets to our Financial Statements.

As of December 31, 2022, we had an outstanding balance owed to Modal of approximately $1,169,896. This amount is reflected in accounts payable in our accompanying consolidated balance sheets to our Financial Statements.

As of December 31, 2022, we had no outstanding balances due from Modal.

Filed as 10.64 with our 2019 Annual Report, payment terms per the stocking and distribution agreement are 30 days from receipt of invoice.

Director Independence

We use the definition of "independent" set forth in the listing standards of NASDAQ. Currently, we believe that one (1) of our directors Renato V. Bosita Jr., MD, is considered "independent" according to the NASDAQ standards. Our remaining three (3) directors are Named Executive Officers, and both Mr. Brooks and Mr. Reeg are five percent (5%) stockholders. Thus, the remaining three (3) directors do not qualify as "independent" under the NASDAQ standards.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Our Board pre-approves audit and permissible non-audit services performed by our independent registered public accounting firm, as well as the fees charged for such services. All of the services related to audit fees and audit-related fees charged by Armanino, LLP ("Armanino") were pre-approved by our Board. The following table shows the fees we paid Armanino for the year ended December 31, 2022, and December 31, 2021. We have engaged M&K CPAS, PLLC as our independent registered public accounting firm to provide audit and permissible non-audit services for the period beginning January 1, 2023.

	2022	2021
Audit Fees [1][2][3]	$ 116,330	$ 80,000
Audit Related Fees	-	-
Tax Fees	24,106	-
All Other Fees	-	-
Total	$ 140,436	$ 80,000

(1) Audit fees consisted principally of services related to our assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our annual and quarterly financial statements as well as the review of our registration statements.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES.

(a) Documents filed as part of the report.

(1) Financial Statements. See the index to our Financial Statements, which appears on page F-1 hereof. Our Financial Statements listed in the accompanying index to our Financial Statements are filed herewith in response to this Item.

(2) Financial Statements Schedules. All schedules are omitted because they are not applicable or because the required information is contained in our Financial Statements or notes included in this report.

(3) Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this report.

(b) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 18, 2013, by and among GolfRounds.com, Inc. (now known as Fuse Medical, Inc.), Project Fuse LLC, Fuse Medical, LLC and D. Alan Meeker, solely in his capacity as the representative of the Fuse members, as amended by First Amendment to Agreement and Plan of Merger, dated as of March 3, 2014 and Second Amendment to Agreement and Plan of Merger, dated as of April 11, 2014 (filed as Exhibit 2.1 to the Form 8-K/A filed on August 29, 2014 and incorporated herein by reference).
2.2	Purchase Agreement by and between Fuse Medical, Inc. and NC 143 Family Holdings, LP dated December 15, 2017 (filed as Exhibit 2.1 to the Company's Form 8-K, filed on December 19, 2017 and incorporated herein by reference).
2.3	Stock Purchase Agreement, dated as of December 19, 2016, by and among the Company, Reeg Medical Industries, Inc. and NC 143 Family Holdings, LP (filed as Exhibit 10.1 to our Current Report on Form 8-K, filed on December 19 2016, and incorporated herein by reference).
3.1	Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.1 to our Current Report on Form 8-K, filed on September 15, 2014 and incorporated herein by reference).
3.2	Amendment to the Amended and Restated Certificate of Incorporation of the Company (filed as Annex A to our Information Statement, filed on December 4, 2015 and incorporated herein by reference).
3.3	Amended and Restated Bylaws (filed as Exhibit 3.1 to our Company's Form 8-K filed on March 21, 2019 and incorporated herein by reference).
4.1	Specimen Stock Certificate (filed as Exhibit 4.1 to the Company's Form 10-K, filed on April 6, 2018 and incorporated herein by reference).
4.2	Form of Registration Rights Agreement, dated as of May 28, 2014, by and between the Company and certain stockholders of the Company (filed as Exhibit 10.1 to the Form 8-K/A filed August 29, 2014).
4.3	Form of Lock-Up Agreement, dated as of May 28, 2014, by and between the Company and certain stockholders of the Company (filed as Exhibit 10.2 to the Form 8-K filed May 29, 2014).
4.4	Amended and Restated Promissory Note dated October 19, 2016 payable to NC 143 Family Holdings, LP from the Company in the amount of $50,000.00 (filed as Exhibit 10.31 to the Company's Form 10-K filed March 20, 2017 and incorporated herein by reference).
4.5	Amended and Restated Promissory Note dated October 19, 2016 payable to Reeg Medical Industries, Inc. from the Company in the amount of $50,000.00 (filed as Exhibit 10.32 to the Company's Form 10-K filed March 20, 2017 and incorporated herein by reference).
4.6	Promissory Note dated October 19, 2016 payable to NC 143 Family Holdings, LP from the Company in the amount of $50,000.00 (filed as Exhibit 10.33 to the Company's Form 10-K filed March 20, 2017 and incorporated herein by reference).
4.7	Amended and Restated Registration Rights Agreement, dated as of December 19, 2016 by and among the Company, Reeg Medical Industries, Inc. and NC 143 Family Holdings, LP (filed as Exhibit 10.2 to our Current Report on Form 8-K, filed on December 19, 2016 and incorporated herein by reference).

10.1	Indemnification Agreement, dated as of December 19, 2016, by and between the Company and Mark W. Brooks (filed as Exhibit 10.3 to our Current Report on Form 8-K, filed on December 19, 2016 and incorporated herein by reference).
10.2	Indemnification Agreement, dated as of December 19, 2016, by and between the Company and Christopher C. Reeg (filed as Exhibit 10.4 to our Current Report on Form 8-K, filed on December 19, 2016 and incorporated herein by reference).
10.3	Private Label Supply Agreement, dated November 1, 2016, by and between Tyber Medical, LLC and CPM Medical Consultants, LLC (filed as Exhibit 10.13 to the Company's Form 10-K, filed on April 6, 2018 and incorporated herein by reference).
10.4	Commercial Property Lease Agreement dated January 1, 2013 by and between CPM Medical Consultants, LLC and 1565 North Central Expressway, LP. (filed as Exhibit 10.4 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.5	Commercial Property Lease Agreement dated July 14, 2017 by and between Fuse Medical, Inc. and 1565 North Central Expressway, LP. (filed as Exhibit 10.5 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.6	Professional Employer Organization Client Service Agreement, dated January 1, 2017 by and between the Company and AmBio Staffing, LLC (filed as Exhibit 10.50 to the Company's Form 10-K filed on March 20, 2017 and incorporated herein by reference).
10.7	Professional Employer Organization Client Service Agreement, dated January 1, 2015 by and between CPM Medical Consultants, LLC and AmBio Staffing, LLC (filed as Exhibit 10.19 to the Company's Form 10-K, filed on April 6, 2018 and incorporated herein by reference).
10.8	2017 Equity Incentive Plan of Fuse Medical, Inc. dated April 5, 2017 (filed as Exhibit 99.2 to the Company's Form 8-K filed April 6, 2017).
10.9	Amendment Number 1 to the 2017 Equity Incentive Plan of Fuse Medical, Inc. dated September 21, 2017 (filed as Exhibit 4.1 to the Company's Form 8-K/A filed November 6, 2017 and incorporated herein by reference.)
10.10	Amendment Number 2 to the 2017 Equity Incentive Plan of Fuse Medical, Inc. dated October 4, 2017 (filed as Exhibit 4.2 to the Company's Form 8-K/A filed November 6, 2017 and incorporated herein by reference.)
10.11	Amendment Number 3 to the 2017 Equity Incentive Plan of Fuse Medical Inc. dated February 15, 2018 (filed as Exhibit 4.1 to the Company's Form 8-K filed February 23, 2018 and incorporated herein by reference).
10.12	Amendment Number 4 to the 2017 Equity Incentive Plan of Fuse Medical, Inc. dated July 5, 2018 (filed as Exhibit 10.1 to our Company's Form 8-K filed July 5, 2018 and incorporated herein by reference).
10.13	Amended and Restated 2018 Equity Incentive Plan of Fuse Medical, Inc. (filed as Exhibit 10.1 to our Company's Form 8-K filed December 18, 2018 and incorporated herein by reference).
10.14	Distributorship Agreement, dated October 1, 2015, by and between CPM Medical Consultants, LLC and Vivex Biomedical, Inc. (filed as Exhibit 10.26 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.15	Distributor Purchase and Sales Agreement, dated January 27, 2015, by and between CPM Medical Consultants, LLC and Precision Spine, Inc. (filed as Exhibit 10.27 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.16	Distributor Agreement, dated January 1, 2016, by and between CPM Medical Consultants, LLC and FH Ortho, Inc. (filed as Exhibit 10.28 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.17	Indemnification Agreement, dated December 19, 2016, by and between Fuse Medical, Inc. and William E. McLaughlin. (filed as Exhibit 10.39 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.18	Indemnification Agreement, dated August 1, 2017, by and between Fuse Medical, Inc. and Renato V. Bosita Jr., M.D. (filed as Exhibit 10.40 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.19	Indemnification Agreement, dated July 13, 2017, by and between Fuse Medical, Inc. and "Ricky" Raj S. Kalra, M.D. (filed as Exhibit 10.41 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.20	Stocking and Distribution Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and MedUSA Group, LLC. (filed as Exhibit 10.48 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).

10.21	Amendment to the Stocking and Distribution, dated February 24, 2020, by and between CPM Medical Consultants, LLC and MedUSA Group, LLC. (filed as Exhibit 10.21 to the Company's Form 10-K, filed on March 31, 2021 and incorporated herein by reference).
10.22	Purchase and Sales Agreement, dated March 14, 2018, by and between CPM Medical Consultants, LLC and Texas Overlord, LLC. (filed as Exhibit 10.49 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.23	Sales and Distribution Services Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Texas Overlord, LLC. (filed as Exhibit 10.50 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.24	Sales and Distribution Services Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Texas Overlord, LLC. (filed as Exhibit 10.51 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.25	Stocking and Distribution Agreement, dated January 1, 2018, by and between CPM Medical Consultants, LLC and NBMJ, Inc. D/B/A Incare Technologies. (filed as Exhibit 10.52 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.26	Stocking and Distribution Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Bass Bone & Spine Specialists, LLC. (filed as Exhibit 10.56 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.27	Stocking and Distribution Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Tiger Orthopedics, LLC. (filed as Exhibit 10.57 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.28	Stocking and Distribution Agreement, dated January 1, 2018, by and between CPM Medical Consultants, LLC and Sintu, LLC. (filed as Exhibit 10.58 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.29	Stocking and Distribution Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Recon Orthopedics, LLC. (filed as Exhibit 10.59 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.30	Sales and Distribution Services Agreement, dated November 1, 2017, by and between CPM Medical Consultants, LLC and Reeg Medical Industries, Inc. (filed as Exhibit 10.63 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.31	Stocking and Distribution Agreement, dated August 31, 2018, by and between CPM Medical Consultants, LLC and Modal Manufacturing, LLC. (filed as Exhibit 10.64 to the Company's Form 10-K, filed on March 21, 2019 and incorporated herein by reference).
10.32	Amended and Restated Business Loan Agreement, dated December 31, 2017, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical., and CPM Medical Consultants, LLC (filed as Exhibit 10.1 to our Company's Form 8-K filed on January 11, 2018 and incorporated herein by reference).
10.33	Limited Waiver and First Amendment to Amended and Restated Business Loan Agreement, dated September 21, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc., and CPM Medical Consultants, LLC (filed as Exhibit 10.2 to our Company's Form 8-K filed on November 21, 2018 and incorporated herein by reference).
10.34	Limited Waiver and Second Amendment to Amended and Restated Business Loan Agreement, dated November 19, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc., and CPM Medical Consultants, LLC (filed as Exhibit 10.3 to our company's Form 8-K filed on November 21, 2018 and incorporated herein by reference).
10.35	Limited Waiver and Third Amendment to Amended and Restated Business Loan Agreement, dated November 19, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc., and CPM Medical Consultants, LLC (filed as Exhibit 10.4 to our company's Form 8-K filed on May 13, 2019 and incorporated herein by reference).
10.36	Limited Waiver and Fourth Amendment to Amended and Restated Business Loan Agreement, dated November 19, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc., and CPM Medical Consultants, LLC (filed as Exhibit 10.5 to our company's Form 8-K filed on December 20, 2019 and incorporated herein by reference).
10.37	Limited Waiver and Fifth Amendment to Amended and Restated Business Loan Agreement, dated November 19, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc., and CPM Medical Consultants, LLC (filed as Exhibit 10.1 to our Company's Form 10-Q filed on May 22, 2020 and incorporated herein by reference).

10.38	Paycheck Protection Program Promissory Note dated April 15, 2020, by and between ZB, N.A. (D/B/A Amegy Bank) Fuse Medical, Inc. and CPM Medical Consultants, LLC (filed as Exhibit 10.2 to our Company's Form 10-Q filed on May 22, 2020 and incorporated herein by reference).
10.39	Economic Injury Disaster Loan Agreement dated May 12, 2020 by and between the U.S. Small Business Administration and Fuse Medical, Inc. (filed as Exhibit 10.2 to our Company's Form 10-Q filed on August 7, 2020 and incorporated herein by reference).
10.40	Promissory Note dated May 6, 2020, by and between NC 143 Holdings, LP and Fuse Medical, Inc. (filed as Exhibit 10.3 to our Company's Form 10-Q filed on August 7, 2020 and incorporated herein by reference).
10.41	Amendment No. 1, dated March 25, 2022, to Promissory Note dated May 6, 2020, by and between NC 143 Holdings, LP and Fuse Medical, Inc. (filed March 31, 2022 and incorporated herein by reference).
10.42	Promissory Note dated May 6, 2020, by and between Reeg Medical Industries, Inc. and Fuse Medical, Inc. (filed as Exhibit 10.4 to our Company's Form 10-Q filed on August 7, 2020 and incorporated herein by reference).
10.43	Amendment No. 1, dated March 25, 2022, to Promissory Note dated May 6, 2020, by and between Reeg Medical Industries, Inc. and Fuse Medical, Inc. (filed March 31, 2022 and incorporated herein by reference).
10.44	Limited Waiver and Sixth Amendment to Amended and Restated Business Loan Agreement, dated November 19, 2018, by and among ZB, N.A. (D/B/A Amegy Bank), Fuse Medical, Inc. and CPM Medical Consultants, LLC (filed as 10.1 to our Company's Form 10-Q filed on November 16, 2020 and incorporated herein by reference).
10.45	Credit and Security Agreement, dated December 14, 2021, by and between Fuse Medical, Inc., CPM Medical Consultants, LLC, as borrowers, and CNH Finance Fund 1, L.P., as lender (filed as Exhibit 10.1 to our company's Form 8-K filed on December 20, 2021 and incorporated herein by reference).
10.46*	First Amendment to Credit and Security Agreement Waiver dated March 22, 2023, between eCAPITAL HEALTHCARE CORP and Fuse Medical, Inc and CPM Medical Consultants
10.47*	Amendment No. 2, dated April 13, 2023, to Promissory Note dated May 6, 2020, by and between NC 143 Holdings, LP and Fuse Medical, Inc.
10.48*	Amendment No. 2, dated April 13, 2023, to Promissory Note dated May 6, 2020, by and between Reeg Medical Industries, Inc. and Fuse Medical, Inc.
13.1	Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (filed March 31, 2022 and incorporated herein by reference).
21.1*	List of Subsidiaries of Fuse Medical, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm (Armanino, LLP).
23.2*	Consent of Independent Registered Public Accounting Firm (M&K CPAS, PLLC).
31.1*	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS *	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH *	Inline XBRL Taxonomy Extension Schema Document
101.CAL *	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF *	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB *	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE *	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed Herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FUSE MEDICAL, INC.

Date: April 14, 2023
By:*/s/ Christopher C. Reeg*
Christopher C. Reeg
Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: April 14, 2023
By:*/s/ Christopher C. Reeg*
Christopher C. Reeg
Chief Executive Officer and Director
(Principal Executive Officer)

Date: April 14, 2023
By:*/s/ Lawrence S. Yellin*
Lawrence S. Yellin
Chief Financial Officer
(Principal Financial Officer)

Date: April 14, 2023
By:*/s/ Mark W. Brooks*
Mark W. Brooks
President, Director, and Chairman of the Board

Date: April 14, 2023
By:*/s/Renato V. Bosita Jr.*
Renato V. Bosita, Jr., MD
Director

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 2021

Board of Directors and Stockholders
Fuse Medical, Inc.
Richardson, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Fuse Medical, Inc. (the "Company") and subsidiaries as of December 31, 2021 and 2021, the related consolidated statements of operations, changes in stockholders' equity (accumulated deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2021, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.



Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Earn-out Liability

As described in Note 2 to the consolidated financial statements, the earn-out liability represents a portion of the purchase consideration from a prior year business combination. The Company has classified the earn-out liability as a Level 3 liability and the fair value of the liability is evaluated each reporting period. As of December 31, 2021, the earn-out liability was $11,593,832. The earn-out liability includes both quantitative and qualitative components. The calculation of the fair value of the earn-out liability used a Monte Carlo simulation, which was applied to remaining estimated earn-out payments discounted back to December 31, 2021. The payment of the earn-out amounts is subject to the Company meeting certain earnings thresholds as detailed in the acquisition agreement and could requirement payments up to $26,000,000.

The principal considerations for our determination that performing procedures relating to the earn-out liability is a critical audit matter are (i) there was significant judgment and estimation used by management in determining the earn-out liability, which led to an increased level of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence obtained relating to the earn-out liability, including the qualitative component; and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating certain audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included documenting the control environment in which judgements were made, including significant unobservable inputs and data. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in assessing the inputs and assumptions used in the Monte Carlo simulation. Assessing the inputs and assumptions involved testing the completeness of accuracy of data provided by management and evaluating the reasonableness of management's assumptions used to develop the significant unobservable inputs.

Armanino^{LLP}
Dallas, Texas

We have served as the Company's auditor since 2021.

March 31, 2022

Report of Independent Registered Public Accounting Firm 2022

To the Board of Directors and Shareholders of Fuse Medical, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Fuse Medical, Inc. (the Company) as of December 31, 2022, and the related consolidated statements of operations, changes in stockholders' equity (accumulated deficit), and cash flows for the year ended and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

The financial statements of Fuse Medical, Inc., as of December 31, 2021 were audited by other auditors, whose report dated April 14, 2023 expressed an unqualified opinion on those statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Earn-out Liability

As described in Note 2 to the consolidated financial statements, the earn-out liability represents a portion of the purchase consideration from a prior year business combination. The Company has classified the earn-out liability as a Level 3 liability and the fair value of the liability is evaluated each reporting period. The earn-out liability includes both quantitative and qualitative components. The calculation of the fair value of the earn-out liability used a Monte Carlo simulation which was applied to remaining estimated earn-out payments discounted back to December 31, 2022. The payment of the earn-out amounts is subject to the Company meeting certain earnings thresholds as detailed in the acquisition agreement.

There is inherent uncertainty related to estimations and, due to the nature of this earn-out liability, our evaluation required significant auditor judgment. Additionally, we evaluated audit evidence in relation to the management's assumptions and changes to assumptions.

/s/ M&K CPAS, PLLC
We have served as the Company's auditor since 2022.
Houston, TX
April 14, 2023

FUSE MEDICAL, INC.
CONSOLIDATED BALANCE SHEETS
(in dollars, except share data)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash and cash equivalents	$ 147,854	$ 553,190
Accounts receivable, net of allowance of $290,500 and $498,261, respectively	3,996,860	3,528,992
Inventories, net of allowance of $1,778,173 and $2,491,183, respectively	9,494,506	8,736,474
Prepaid expenses and other current assets	126,022	5,921
Total current assets	13,765,242	12,824,577
Property and equipment, net	709	7,251
Long term accounts receivable, net of allowance of $4,330,883 and $3,355,391, respectively	2,832,764	2,182,437
Intangible assets, net	1,190,980	1,317,341
Goodwill	1,972,886	1,972,886
Total assets	$ 19,762,581	$ 18,304,492
Liabilities and Stockholders' Equity (Accumulated Deficit)		
Current liabilities:		
Accounts payable	$ 5,700,236	$ 4,461,641
Accrued expenses	4,540,366	2,898,068
Convertible notes payable - related parties	150,000	150,000
Senior secured revolving credit facility	1,997,135	2,432,770
Total current liabilities	12,387,737	9,942,479
Notes payable - related parties	200,000	200,000
Economic Injury Disaster Loan - long term portion	-	-
Earn-out liability	7,485,698	11,593,832
Total liabilities	20,073,435	21,736,311
Commitments and contingencies	-	-
Stockholders' equity (accumulated deficit):		
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized; 73,895,794 and 72,895,793 shares issued and outstanding as of December 31, 2022 and 2021	738,958	728,958
Additional paid-in capital	1,468,274	1,455,422
Accumulated deficit	(2,518,086)	(5,616,199)
Total stockholders' equity (accumulated deficit)	(310,854)	(3,431,819)
Total liabilities and stockholders' equity (accumulated deficit)	$ 19,762,581	$ 18,304,492

The accompanying notes are an integral part of these consolidated financial statements.

FUSE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in dollars, except share data)

		For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
Net revenues	$	18,644,784	$	20,414,268
Cost of revenues		7,103,033		8,478,561
Gross profit		11,541,751		11,935,707
Operating expenses				
Selling, general, administrative and other		6,537,382		7,013,297
Commissions		5,682,038		7,050,278
Depreciation and amortization		137,403		67,638
Total operating expenses		12,356,823		14,131,213
Operating loss		(815,072)		(2,195,506)
Other income (expense):				
Change in fair value of contingent purchase consideration		4,108,134		342,168
Gain on Payroll Protection Program Loan extinguishment		-		361,400
Interest expense		(171,294)		(78,230)
Total other income (expense)		3,936,840		625,338
Operating loss before income tax		3,121,768		(1,570,168)
Income tax expense		23,655		17,723
Net income (loss)	$	3,098,113	$	(1,587,891)
Net income (loss) per common share - basic	$	0.04	$	(0.02)
Net income (loss) per common share - diluted	$	0.04	$	(0.02)
Weighted average number of common shares outstanding - basic		70,321,566		70,321,566
Weighted average number of common shares outstanding - diluted		77,860,418		70,321,566

The accompanying notes are an integral part of these consolidated financial statements.

FUSE MEDICAL, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (ACCUMULATED DEFICIT)
(in dollars, except share data)

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2020	73,124,458	$731,245	$1,184,222	$ (4,028,308)	$(2,112,841)
Stock options granted	-	-	257,913	-	257,913
Stock options exercised	100,000	1,000	10,000	-	11,000
Board compensation	147,058	1,470	(1,470)	-	-
Restricted stock forfeiture	(475,723)	(4,757)	4,757	-	-
Net loss	-	-	-	(1,587,891)	(1,587,891)
Balance, December 31, 2021	72,895,793	728,958	1,455,422	(5,616,199)	(3,431,819)
Stock options granted	-	-	22,852	-	22,852
Board compensation	999,999	10,000	(10,000)	-	-
Rounding shares	2	-	-	-	-
Net income	-	-	-	3,098,113	3,098,113
Balance, December 31, 2022	73,895,794	$738,958	$1,468,274	$ (2,518,086)	$ (310,854)

The accompanying notes are an integral part of these consolidated financial statements.

FUSE MEDICAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cash flows from operating activities:		
Net income (loss)	$ 3,098,113	$ (1,587,891)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	137,403	67,638
Change in fair value of contingent purchase consideration	(4,108,134)	(342,168)
Stock based compensation	22,852	257,913
Provision for discounts on long term accounts receivable	975,489	739,559
Provision for bad debts and discounts	(207,761)	(289,505)
Provision for slow moving and obsolete inventory	713,010	(586,545)
Gain on Payroll Protection Program Loan extinguishment	-	(361,400)
Changes in operating assets and liabilities:		
Accounts receivable	(260,107)	1,188,408
Inventories	(1,471,042)	(1,168,516)
Prepaid expenses and other current assets	(120,101)	18,282
Long term accounts receivable	(1,625,816)	(1,252,486)
Accounts payable	1,238,595	1,225,049
Accrued expenses	1,642,298	313,334
Net cash provided by/(used in) operating activities	34,799	(1,778,328)
Cash flows from investing activities:		
Purchases of property and equipment	-	-
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Net payments/proceeds on Amegy senior secured revolving credit facility	-	(913,352)
Net payment/proceeds on senior secured revolving credit facility	(435,635)	2,432,770
Payments for senior secured revolving credit facility	(4,500)	(236,358)
Stock options exercised	-	11,000
Economic injury disaster loan payments	-	(500,000)
Economic injury disaster loan proceeds	-	350,000
Proceeds from related party notes payable	-	-
Net cash provided by/(used in) financing activities	(440,135)	1,144,060
Net increase in cash and cash equivalents	(405,336)	(634,268)
Cash and cash equivalents - beginning of year	553,190	1,187,458
Cash and cash equivalents - end of year	$ 147,854	$ 553,190
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 18,052	$ 19,581
Cash paid for interest	$ 160,447	$ 42,830

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Nature of Operations

Overview

The Company was initially incorporated in 1968 as American Metals Service, Inc., a Florida corporation. In July 1999, American Metals Service, Inc. changed its name to GolfRounds.com, Inc. and was redomiciled to Delaware through a merger. Effective May 28, 2014, GolfRounds.com, Inc. amended its certificate of incorporation to change its name to Fuse Medical, Inc., and Fuse Medical, LLC, an unrelated entity, merged with and into a wholly-owned subsidiary of Fuse Medical, Inc., with Fuse Medical, LLC surviving as a wholly-owned subsidiary of Fuse Medical, Inc. The transaction was accounted for as a reverse merger. The Company was the legal acquirer, and Fuse Medical, LLC was deemed the accounting acquirer. During 2015, certificates of termination were filed for Fuse Medical, LLC and its two subsidiaries.

On December 19, 2016, the Change-in-Control Date, the Company entered into a Stock Purchase Agreement by and between the Company, NC 143 which is controlled by Mr. Brooks, the Company's Chairman of the Board and President; and RMI, which is owned and controlled by Mr. Reeg, the Company's Chief Executive Officer and Secretary. The closing of the Stock Purchase Agreement resulted in a change-in-control of the Company whereby Mr. Brooks and Mr. Reeg beneficially acquired approximately 61.4% of the Company's issued and outstanding shares of Common Stock, immediately after the Change-in-Control Date.

On December 31, 2017, the Company completed the acquisition of CPM pursuant to the CPM Acquisition Agreement. Subsequent to the Change-in-Control Date, CPM and Company operations are consolidated. On August 1, 2018, the Company completed the acquisition of Maxim Surgical, pursuant to the Maxim Purchase Agreement. As of the Maxim Closing Date, Maxim and Company operations are consolidated.

Nature of Business

The Company is a manufacturer, distributor, and wholesaler of medical device implants, offering a broad portfolio of orthopedic implants and biologics including: (i) internal and external fixation products; (ii) upper and lower extremity plating and total joint reconstruction implants; (iii) soft tissue fixation and augmentation for sports medicine procedures; (iv) full spinal implants for trauma, degenerative disc disease and deformity indications; and (v) a wide array of osteo-biologics, regenerative tissues and amniotic tissue, which include human allografts, substitute bone materials, and tendons and regenerative tissues. All of the Company's medical devices are approved by the FDA for sale in the United States, and all of the Company's Biologics suppliers are licensed tissue banks accredited by the American Association of Tissue Banks.

The Company's broad portfolio of Orthopedic Implants and Biologics provide high-quality products to assist surgeons with positive patient outcomes and cost-effective solutions for its customers, which include hospitals, medical facilities, and sub-distributors. The Company operates under exclusive and non-exclusive agreements with certain vendors and supply partners in the geographic territories the Company serves.

The Company continuously reviews and expands its product lines to ensure that they offer a comprehensive, high-quality and cost-effective selection of Orthopedic Implants and Biologics so that the Company can be more relevant to its customer needs while continuing to grow its existing customer base. Additionally, the Company continues to grow its manufacturing operations, both by internal product development as well as the acquisition of existing FDA cleared devices.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, CPM and Maxim. Intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), requires the Company's management to make estimates and assumptions that affect the Company's reported amounts in the consolidated financial statements.

Actual results could differ from those estimates. Significant estimates on the accompanying consolidated financial statements include the allowances for doubtful accounts, valuation of inventories, the Company's effective income tax rate and the fair value calculations of stock-based compensation, goodwill, finite lived intangibles and the earn-out liability.

Segment Reporting

In accordance with Accounting Standards Update ("ASU") No. 280, "Segment Reporting," the Company uses the management approach for determining its reportable segments. The management approach is based upon the way that management reviews performance and allocates resources. The Company's Chief Executive Officer serves as the Company's chief operating decision maker, and his management team reviews operating results on a consolidated basis for purposes of allocating resources and evaluating the financial performance of the Company. The Company has integrated the operations of both CPM and Maxim. Accordingly, the Company has determined that it has one operating segment and, therefore, one reporting segment.

Reclassification

Long term accounts receivable, net of allowance was previously reported as a component of current assets as accounts receivable, net of allowance, in the Company's accompanying consolidated balance sheets. Long term accounts receivable reflects Cases where the patient has obtained a letter of protection, ("LOP"). A LOP is a contract that provides that the medical providers will be paid from any proceeds received from settlement of litigation of the underlying cause of action with respect to the event that necessitated medical goods and services. Once the medical provider receives payment, then the medical provider pays the Company's invoice, which payment is generally greater than 365 days from date of service. The LOP provides medical providers with greater certainty of full payment. This reclassification had no effect on the previously reported total assets or net loss.

Net Income (Loss) Per Common Share

Net income (loss) per common share, basic is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock, outstanding during the period, without consideration of Common Stock equivalents. Shares of restricted stock are included in the basic weighted-average number of Common Stock outstanding from the time they vest.

Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents. The dilutive effect of restricted stock and outstanding stock options to the extent that they're in the money is reflected in diluted earnings per share by application of the treasury stock method. The dilutive effect of outstanding convertible securities is reflected in diluted earnings per share by application of the if-converted method.

For the year ended December 31, 2021, the Company excluded the effects of outstanding stock options, convertible notes and, to the extent in the money, restricted stock as their effects were antidilutive due to the Company's operating loss during this period. (See Note 10, "Stockholders' Equity (Accumulated Deficit)" for the terms and conditions of restricted stock).

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets and liabilities in active markets;

Level 2—Observable inputs, other than quoted market prices, that are either directly or indirectly observable in the marketplace for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities; and

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to the fair value of assets or liabilities.

In connection with the CPM Acquisition, the Company initially recorded a $19,244,543 liability related to the Earn-Out portion of the purchase consideration. The Company has classified the Earn-Out liability as a Level 3 liability and the fair value of the Earn-Out liability will be evaluated each reporting period and changes in its fair value will be included in the Company's earnings. The Earn-Out payments are based on the financial performance of the Company between the period of January 1, 2018, and December 31, 2034. The base amount of the Earn-Out is $16,000,000 with an additional bonus payment of $10,000,000. The payments of the base and bonus Earn-Out amounts are subject to the Company meeting certain earnings thresholds as detailed in the CPM Acquisition Agreement. The Earn-Out payments during the Earn-Out period specified above, ranges from $0 to $26,000,000.

The fair value of the Earn-Out liability was calculated using the Monte Carlo simulation, which was then applied to estimated Earn-Out payments with a discount rate of three percent (3%). To determine the fair value of the Earn-Out liability, the Company's management evaluates assumptions that require significant judgement. Significant assumptions used for estimating the Earn-Out liability included: (i) Earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins increasing from one percent (1%) to ten percent (10%) over the next four years; and (ii) revenue growth of between approximately two percent (2%) to four percent (4%) over the next five years, and between approximately two percent (2%) and four percent (4%) thereafter.

The Earn-Out liability, which represented contingent consideration associated with the CPM Acquisition, is recorded as a liability. This liability is subject to re-measurement to fair value at each reporting date until the contingency is resolved and the changes in fair value are recognized in the consolidated statements of operations at each reporting period.

For the year ended December 31, 2022 and 2021, the Company has determined the earnings threshold as detailed in the CPM Acquisition Agreement was not met and therefore no payments for either the base or bonus Earn-Out tranches would be achieved, based on the Company's 2022 and 2021 financial performance.

The Earn-Out was remeasured to fair value under the probability weighted income approach. As a result, the fair value of the Earn-Out liability was decreased by $4,108,134 from $11,593,832 to $7,485,698 in 2022 and decreased by $342,168 from $11,936,000 to $11,593,832 in 2021 and reflected as "Change in fair value of contingent purchase consideration" on our Consolidated Financial Statements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. The recorded values of notes payable approximate their respective fair values based upon their effective interest rates.

Financial Instruments

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments. The recorded values of notes payable approximate their respective fair values based upon their effective interest rates.

Cash and Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents as of December 31, 2022, and December 31, 2021. The Company's cash is concentrated in one large financial institution. The amount of cash held at that financial institution may at times exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any financial institution losses from inception through December 31, 2022. As of December 31, 2022 there were no deposits greater than federally insured limits. As of December 31, 2021 there were deposits of $594,536 which was greater than federally insured limits.

Accounts Receivable, net

Accounts receivable are non-interest bearing and are stated at gross invoice amounts less an allowance for doubtful accounts receivable and an allowance for contractual discount pricing. Credit is extended to customers based on an evaluation of their financial condition, industry reputation, and other judgmental factors considered by the Company's management. The Company generally does not require collateral or other security interest to support accounts receivable. Based on trends and specific factors, the customer's credit terms may be modified, including required payment upon delivery.

The Company performs regular on-going credit evaluations of its customers as deemed relevant. As events, trends, and circumstance warrant, the Company's management estimates the amounts that are more likely than not to be uncollectible. These amounts are recognized as bad debt expense and are reflected within selling, general, administrative and other expenses on the Company's accompanying consolidated statement of operations.

When accounts are deemed uncollectible, they are often referred to the Company's outside legal firm for litigation. Accounts deemed uncollectible are written-off in the period when the Company has exhausted its efforts to collect overdue and unpaid receivables or otherwise has evaluated other circumstances that indicate that the Company should abandon such efforts. Accounts deemed uncollectible are removed from the Company's accounts receivable portfolio, with a corresponding offset to the allowance for doubtful accounts receivable. The Company may record additional allowances for doubtful accounts based on known trends and expectations to ensure the Company's accounts receivable portfolio is recorded at net realizable value. Specific allowances are re-evaluated and adjusted as additional facts and information become available. Previously written-off accounts receivable subsequently collected are recognized as a reduction of bad debt expense when funds are received.

The Company's management estimates its allowance for contractual discount pricing, by evaluating specific accounts where information indicates the customer is offered contractual pricing and discount allowances. In these arrangements, the Company's management uses assumptions and judgement, based on the best available facts and circumstances to record a specific allowance for the amounts due from those customers. The allowance is offset by a corresponding reduction to revenue. These specific allowances are re-evaluated, analyzed, and adjusted as additional information becomes available to determine the total amount of the allowance. The Company may record additional allowances based on trends and expectations to ensure the Company's accounts receivable portfolio is recorded at net realizable value.

Long Term Accounts Receivable, net

Long term accounts receivable reflects Cases where the patient has obtained a letter of protection, ("LOP"). A LOP is a contract that provides that the medical providers will be paid from any proceeds received from settlement of litigation of the underlying cause of action with respect to the event that necessitated medical goods and services. Once the medical provider receives payment, then the medical provider pays the Company's invoice, which payment is generally greater than 365 days from date of service. The LOP provides medical providers with greater certainty of full payment.

Inventories

Inventories are stated at the lower of cost or net realizable value (first-in, first-out) which includes an allowance for slow-moving inventory, expired inventory, and inventory obsolescence. Inventories consist entirely of finished goods and include internal and external fixation products; upper and lower extremity plating and total joint reconstruction; soft tissue fixation and augmentation for sports medicine procedures; spinal implants for trauma, degenerative disc disease, and deformity indications (collectively, "Orthopedic Implants") and osteo-biologics and regenerative tissue which include human allografts, substitute bone materials, tendons, as well as amniotic tissues (collectively, "Biologics"). The Company reviews the market value of inventories whenever events and circumstances indicate that the carrying value of inventories may not be recoverable from the estimated future sales price less cost of disposal and normal gross profit. In cases where the market values are less than the carrying value, a write-down is recognized equal to an amount by which the carrying value exceeds the market value of inventories.

In 2022 the Company decreased the reserve for slow moving and obsolescence by $713,010 to a balance of $1,778,173 due to items previously reserved for being either disposed of or sold, which is reflected in inventory and cost of revenues on the Company's consolidated balance sheets and statements of operations, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets per the following table. Expenditures for additions and improvements are capitalized, while repairs and maintenance are expensed as incurred.   The Company reviews long-lived assets for impairment annually or whenever changes in circumstances indicate that the carrying amount of an asset might not be recoverable.

Category	Amortization Period
Computer equipment	3 years
Furniture and fixtures	3 years
Office equipment	3 years
Software	3 years

Upon the retirement or disposition of property and equipment, the related cost and accumulated depreciation is removed. A gain is recorded when consideration received is more than the disposed asset's cost, net of depreciation, and a loss is recorded when consideration received is less than the disposed asset's cost, net of depreciation.

Long-Lived Assets

The Company reviews other long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual asset level or the asset group level. The undiscounted cash flows expected to be generated by the related assets are estimated over their useful life based on updated projections. If the evaluation indicates that the carrying amount of the assets may not be recoverable, any potential impairment is measured based upon the fair value of the related assets or asset group as determined by an appropriate market appraisal or other valuation technique. Assets classified as held for sale, if any, are recorded at the lower of carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets

Goodwill is determined based on an acquisition purchase price in excess of the fair value of identified net assets acquired. Intangible assets with lives restricted by contractual, legal, or other means are amortized over their useful lives.

Goodwill is not amortized but is tested in the fourth quarter each year for impairment, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value. For the years ended December 31, 2022 and 2021 no impairment charge was recognized.

Accounting Standards Codification ("ASC") 350-30-35-18, intangibles assets not subject to amortization, indicates that an intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company's 510(k) intangible asset has an indefinite life. The Company does not believe that triggering event has occurred as of December 31, 2022.

The Company's intangible assets subject to amortization consist primarily of acquired non-compete agreements, funds to secure the Company's Credit and Security Agreement (the "Credit Agreement") with eCaptial Healthcare Corp. f/k/a CNH Finance Fund I, L.P., and customer relationships. Amortization expense is calculated using the straight-line method over the asset's expected useful life.

Revenue Recognition

The Company's revenues are generated from the sales of Orthopedic Implants and Biologics to support orthopedic surgeries. The Company obtains purchase orders from its customers for the sale of its products which set forth the general terms and conditions including line-item pricing and payment terms (generally due upon receipt). The Company recognizes revenue when its customers obtain control over the assets (generally when the title passes upon shipment or when a product is utilized in a surgery), and it is probable that the Company will collect substantially all the amounts due. Individual promised goods are the Company's only performance obligation.

Due to the nature of its products, the Company's product returns have been historically immaterial.

The Company includes shipping and handling fees in net revenues. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as a fulfillment cost and are included in cost of goods sold on the Company's accompanying consolidated statements of operations.

Revenue Differentiation

The Company measures sales volume based on medical procedures in which the Company's products are sold and used (Cases). The Company considers Cases resulting from direct sales to medical facilities to be Retail Cases and Cases resulting from sales to third parties, such as non-medical facilities, distributors, or sub-distributors, to be Wholesale Cases. Some of the Company's sales for Wholesale Cases are on a consignment basis with a third-party. When consigned, the revenue is not recorded until the device is implanted in a patient during surgery. In the Company's industry, Retail Cases are typically sold at higher price points than Wholesale Cases, resulting in greater revenue and gross profit per Case.

		Year Ended		
		December 31, 2022		December 31, 2021
Category				
Retail	$	17,369,057	$	18,749,685
Wholesale		1,275,727		1,664,583
Total	$	18,644,784	$	20,414,268

Cost of Revenues

Cost of revenues consists of (i) cost of goods sold, (ii) freight and shipping costs for items sold to customers, (iii) cost of storage, (iv) investment in medical instruments, which are expensed when acquired, (v) inventory shrink, and (vi) an estimate for slow-moving inventory, expired inventory, and inventory obsolescence.

Income Taxes

As a result of the CPM Acquisition, the Company became the sole managing member of CPM and as a result, began consolidating the financial results of CPM. CPM is treated as a disregarded entity for U.S. federal and most applicable state and local income tax purposes. As a disregarded entity, CPM is not subject to U.S. federal and most applicable state and local income tax purposes. Any taxable income or loss generated by CPM is included in the taxable income or loss of the Company. As a result of the Maxim Acquisition, the Company and Maxim will elect to file a consolidated tax return for the period after acquisition.

The Company uses the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. The Company has deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are subject to periodic recoverability assessments. Realization of the deferred tax assets, net of deferred tax liabilities, is principally dependent upon achievement of projected future taxable income.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. As of December 31, 2022 and 2021, the Company had no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Stock-Based Compensation

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For employee stock-based awards, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model. Determining the fair value of stock-based awards at the grant date under this model requires judgment, including estimating volatility, employee stock option exercise behaviors and forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. For non-employee stock-based awards, the Company calculates the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the pro-rata compensation expense is adjusted accordingly until such time the non-employee award is fully vested, at which time the total compensation recognized to date shall equal the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient's performance is complete. The estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates ("ASU") issued, both effective and not yet effective.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by the Company's management to have a material impact on the Company's present or future consolidated financial statements.

Note 3. Property and Equipment

Property and equipment consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Computer equipment and software	$ 20,249	$ 20,249
Office equipment	-	-
Property and equipment costs	20,249	20,249
Less: accumulated depreciation	(19,540)	(12,998)
Property and equipment, net	$ 709	$ 7,251

Depreciation expense for the year ended December 31, 2022 and 2021 was $6,542 and $10,540 respectively.

Note 4. Goodwill and Intangible Assets

The following table summarizes the Company's goodwill and other intangible assets:

		December 31, 2022		December 31, 2021	Amortization period (years)
Intangible assets:					
510k product technology	$	704,380	$	704,380	Indefinite
Customer relationships		555,819		555,819	11
CNH Credit Agreement		240,858		236,358	3
Total intangible assets		1,501,057		1,496,557	
Less: accumulated amortization		(310,077)		(179,216)	
Intangible assets, net		1,190,980		1,317,341	
Goodwill	$	1,972,886	$	1,972,886	Indefinite

Amortization expense for the years ended December 31, 2022 and 2021 was $130,861 and $57,097 respectively.

The Company's intangible assets subject to amortization consist primarily of acquired non-compete agreements, customer relationships, and costs associated with the preparation of the Credit Agreement.

The following is a schedule by year of the Company's future amortization expense related to the finite-live intangible assets as of December 31, 2022:

Year Ended December 31,		
2023	$	130,862
2024		124,166
2025		50,532
2026		50,530
2027		50,520
Beyond		79,990
	$	486,600

The Company performed its annual goodwill impairment test by comparing the fair value of the reporting units with its carrying amount. The fair value of the reporting units was determined utilizing both a discounted cash flow and merger and acquisitions methodology in the conclusion of value. The carrying value exceeded its fair value and no goodwill impairment charge was recognized for 2022 or 2021.

Note 5. Senior Secured Revolving Credit Facility

On December 29, 2017, the Company became party to the RLOC with Amegy Bank. The RLOC established an asset-based senior secured revolving credit facility in the amount of $5,000,000. The RLOC contains customary representation, warranties, covenants, events of default, and is collateralized by substantially all of the Company's assets. The Company's Chairman of the Board and President initially personally guaranteed fifty percent (50%) of the outstanding RLOC amount.

On September 21, 2018, the Company executed the First Amendment to the RLOC with Amegy Bank. The First Amendment (i) waived the Company's events of default under the RLOC through the fiscal quarter ended September 30, 2018, and (ii) added a covenant that the Company achieve quarterly net income of $700,000 or more for the fiscal quarter ending on September 30, 2018.

On November 19, 2018, the Company executed the Second Amendment to the RLOC with Amegy Bank. The Second Amendment (i) waived the Company's events of default under the RLOC, (ii) reduced the aggregate limit of the RLOC to $4,000,000, (iii) extended the maturity date to November 4, 2019, (iv) revised the variable interest rate to the one-month LIBOR rate plus four percent (4.00%) per annum, and (v) amended the financial covenants to state that the Company will not permit: the Fixed Charge Coverage Ratio of any calendar quarter end from and after the quarter ending June 30, 2019, to be less than 1.25 to 1.00; EBITDA to be less than $700,000 for the fiscal quarter ending December 31, 2018, and $100,000 for the fiscal quarter ending March 31, 2019; modified the event of default related to consecutive quarterly losses to be applicable from and after the quarter ending June 30, 2019.

On May 9, 2019, the Company executed the Third Amendment to the RLOC with Amegy Bank. Pursuant to the Third Amendment, Amegy Bank (i) waived the Company's events of default under the RLOC, (ii) reduced the aggregate limit of the RLOC to $3,500,000, (iii) reduced the limit of credit card exposure to $500,000, (iv) reduced borrowing base component of Inventory to 30%, (v) amended the financial covenants to state that the Company will not permit EBITDA to be less than $100,000 for the fiscal quarter ending June 30, 2019 and $500,000 for the fiscal quarter ending September 30, 2019 and (vi) rescinded the Loan Sweep Feature, requiring the Company to give notice of each requested loan by delivery of Advance Request to Amegy Bank.

On December 18, 2019, the Company executed the Fourth Amendment to the RLOC with Amegy Bank. Pursuant to the Fourth Amendment, Amegy Bank (i) waived the Company's events of default under the RLOC, (ii) reduced the aggregate limit of the RLOC to $2,750,000, (iii) reduced and limited the annual salary of the Company's Chairman of the Board and President, Mr. Brooks, to not exceed $550,000, (iv) amended the financial covenants to state that the Company will not permit EBITDA to be less than $600,000 for the fiscal quarter ending December 31, 2019 and $125,000 for the fiscal quarter ending March 31, 2020, (v) extended the termination date of the RLOC to May 4, 2020 and (vi) provides for our Chairman of the Board and President to personally guarantee one hundred percent (100%) of the outstanding RLOC amount.

On May 21, 2020, the Company executed the Fifth Amendment to the RLOC with Amegy Bank. Pursuant to the Fifth Amendment, Amegy Bank (i) waived the Company's events of default under the RLOC, (ii) amended the financial covenants to state that the Company will not permit EBITDA to be less than $25,000 for the six months ended September 30, 2020, and (iii) extended the termination date of the RLOC until November 4, 2020.

In conjunction with executing the Fifth Amendment to the RLOC, the Company obtained an additional $200,000 in capital in the form of subordinated debt from affiliates of Messrs. Brooks and Reeg. Specifically, on May 6, 2020, the Company borrowed $180,000 NC 143, and $20,000 from RMI, in exchange for two promissory notes which are unsecured and bear interest at 0.25% per annum until May 6, 2022, the maturity date, and 10.0% per annum after the maturity date, if not paid in full. Principal and interest are due and payable on the maturity date, provided, however, any payment of principal and interest on the loans is subordinated to payment of all indebtedness under the RLOC.

On November 12, 2020, the Company executed the Sixth Amendment to the RLOC with Amegy Bank, which extended the termination date of our RLOC to May 4, 2021. The Company was in compliance with all RLOC covenants as of December 31, 2020.

On May 4, 2021, the Company executed a Seventh Amendment to the RLOC with Amegy Bank (the "Seventh Amendment"), waiving the events of default for the three months ended March 31, 2021, and extending the termination date of the RLOC until November 4, 2021.

On August 5, 2021, the Company received a waiver from Amegy Bank, waiving the events of default for the minimum quarterly EBITDA requirements for the twelve months ended June 30, 2021.

The Company was not in compliance with the minimum quarterly EBITDA requirement for the twelve months ended September 30, 2021.

On November 4, 2021, the Company executed the Eighth Amendment, to the RLOC with Amegy bank. Pursuant to the Eighth Amendment, Amegy Bank (i) waived the events of default for the Company not meeting the minimum quarterly EBITDA for the twelve months ended September 30, 2021, (ii) reduced the aggregate limit of the loans offered pursuant to the Loan Agreement to $2,550,000, and (iii) extended the termination date of the loan to February 4, 2022.

The outstanding balance of the RLOC was zero as of December 31, 2022. Interest expense incurred on the RLOC was zero and $39,883 for the year ended December 31, 2022 and 2021, respectively, and is reflected in interest expense on the Company's accompanying consolidated statements of operations. Accrued interest on the RLOC as of December 31, 2022 and 2021, was zero and zero, respectively, and is reflected in accrued expenses on the Company's accompanying consolidated balance sheets.

On December 14, 2021, the Company entered into the Credit Agreement with eCapital Healthcare Corp. f/k/a CNH Finance Fund I, L.P., a Delaware limited partnership (the "Lender"). The Credit Agreement provides for a secured revolving credit facility maturing on January 1, 2025 (the "Facility") with an initial maximum principal in the amount of $5,000,000. Borrowings under the Facility are subject to a borrowing base as set forth in the Credit Agreement.

The Company used borrowings under the Facility to repay in full (i) the Amended and Restated Business Loan Agreement, dated December 31, 2017, among ZB, N.A. (d/b/a Amegy Bank) and the Borrowers as amended, and (ii) the U.S. Small Business Administration Loan Authorization and Agreement, dated May 12, 2020, between the Company and the U.S. Small Business Association, as amended. Borrowings under the Credit Agreement may be used for payment of fees, costs and expenses incurred in connection with the Credit Agreement and working capital for the Borrowers and their subsidiaries.

Borrowings under the Credit Agreement bear interest at a floating rate, which will be at the Prime Rate plus 1.75%. Under the Credit Agreement, certain fees are payable by the Borrowers as set forth in the Credit Agreement.

The obligations of the Borrowers with respect to the Credit Agreement are secured by a pledge of substantially all of the personal property assets of the Borrowers, including accounts receivables, deposit accounts, intellectual property, investment property, inventory, equipment and equity interests in their respective subsidiaries.

The Credit Agreement contains customary affirmative and negative covenants, including limitations on the Company's and its subsidiaries' ability to incur additional debt, grant or permit additional liens, make investments and acquisitions, merge or consolidate with others, dispose of assets, pay dividends and distributions, pay subordinated indebtedness and enter into affiliate transactions. In addition, the Credit Agreement contains financial covenants requiring the Company on a consolidated basis to maintain, as of the last day of each calendar month (i) a current ratio of not less than 1.0 to 1.0, (ii) a fixed charge coverage ratio of not less than 1.0 to 1.0, (iii) a loan turnover rate of not greater than 60, and (iv) minimum liquidity of not less than $175,000, provided that if the Borrowers comply with the fixed charge coverage ratio for twelve consecutive months, the minimum liquidity covenant shall cease to be effective. The Credit Agreement also includes events of default customary for facilities of this type and upon the occurrence of any such event of default, all outstanding loans under the Facility may be accelerated and/or the lenders' commitments terminated.

The Credit Agreement contains customary representations and warranties of the Borrowers. These representations and warranties have been made solely for the benefit of the lender and such representations and warranties should not be relied on by any other person, including investors. In addition, such representations and warranties (i) have been qualified by disclosures made to the lenders in connection with the agreement, (ii) are subject to the materiality standards contained in the agreement which may differ from what may be viewed as material by investors and (iii) were made only as of the date of the agreement or such other date as is specified in the Credit Agreement.

On March 22, 2023, we executed the First Amendment to the RLOC with eCapital Healthcare Corp. f/k/a CNH (the "First Amendment"). The First Amendment (i) waived the fixed charge coverage ratio (FCCR) under the RLOC for the testing period then ending February 28, 2023, and (ii) amended the FCCR test from a trailing twelve month test to a trailing three month test (iii) waive the minimum liquidity covenant defaults for November 30, 2022 and December 31, 2022.

The foregoing description does not constitute a complete summary of the terms of the Credit Agreement and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit 10.45 to this Form 10-K and incorporated herein by reference.

Pursuant to the Credit Agreement, the Company had an outstanding balance of $1,997,135 and $2,432,770 as of December 31, 2022 and 2021, respectively. In preparation of the Credit Agreement, the company incurred $236,358 of costs that have been allocated to intangible assets and will be amortized over the life of the Credit Agreement. Interest expense incurred on the RLOC was $143,791 for the year ended December 31, 2022 and is reflected in interest expense on the Company's accompanying consolidated statements of operations. Accrued interest on the RLOC as of December 31, 2022 was $15,732, and is reflected in accrued expenses on the Company's accompanying consolidated balance sheets.

Note 6. Notes Payable – Related Parties

During July 2016 through October 2016, the Company obtained three working capital loans from NC 143 and RMI in the aggregate amount of $150,000 in exchange for Notes bearing ten percent (10%) interest per annum until December 31, 2016 ("Maturity Date") and eighteen percent (18%) interest per annum for periods subsequent to the Maturity Date. The Notes remain outstanding, and principal and interest are due and payable upon demand of the payee and at the holder's sole discretion. The Notes' holders have the right to convert all or any portion of the then unpaid principal and interest balance into shares of the Company's Common Stock at a conversion price of $0.08 per share. On May 6, 2020, the Company borrowed $180,000 from NC 143 and $20,000 from RMI, in exchange for two promissory notes which are unsecured and bear interest at 0.25% per annum until May 6, 2022, the maturity date, and 10.0% per annum after the maturity date, if not paid in full. Principal and interest are due and payable on the maturity date, provided, however, any payment of principal and interest on the loans is subordinated to payment of all indebtedness under the Credit Agreement. On April 13, 2023, the two promissory notes were amended to extend the maturity date from May 6, 2023, to May 6, 2024.

During the years ended December 31, 2022 and 2021, interest expense of $27,503 and $27,501, respectively, is reflected in interest expense on the Company's accompanying consolidated statements of operations. As of December 31, 2022, and 2021, accrued interest was $168,507 and $141,004, respectively, which is reflected in accrued expenses on the Company's accompanying consolidated balance sheets.

Note 7. Payroll Protection Program Loan

On April 11, 2020, the Company received approval from the SBA to fund the Company's request for a Payroll Protection Program Loan, ("PPP Loan"), created as part of the recently enacted CARES Act administered by the SBA. In connection with the PPP Loan, the Company entered into a promissory note in the principal amount of $361,400. In accordance with the requirements of the CARES Act, the Company used the proceeds from the PPP Loan primarily for payroll costs. The PPP Loan was scheduled to mature on April 11, 2022, had a 1.00% interest rate, and was subject to the terms and conditions applicable to all loans made pursuant to the PPP. The PPP Loan was reflected in short term liabilities in the Company's accompanying consolidated balance sheets. The Company applied for and received forgiveness for the total amount of the PPP Loan during the second quarter of 2021.

Note 8. Economic Injury Disaster Loan

On May 12, 2020, the Company executed the standard loan documents required for securing a loan from the SBA under its EIDL assistance program in light of the impact of the COVID-19 pandemic on the Company's business. Pursuant to the SBA Loan Agreement, the principal amount of the EIDL Loan was $150,000, with proceeds to be used for working capital purposes. Interest accrued at the rate of 3.75% per annum. Installment payments, including principal and interest, were due monthly beginning May 12, 2021 (twelve months from the date of the SBA Loan Agreement) in the amount of $731. The balance of principal and interest was payable thirty years from the date of the SBA Loan Agreement. The EIDL Loan is reflected in long term liabilities in the Company's accompanying consolidated balance sheets. In connection therewith, the Company received a $10,000 advance, which does not have to be repaid and is reflected as an offset in Selling, General, Administrative and Other Expenses in the Company's accompanying consolidated statements of operations.

EIDL Loan interest expense incurred was approximately zero and $7,554 for the years ended December 31, 2022 and 2021, respectively, and is reflected in interest expense on the Company's accompanying consolidated statements of operations.

On September 24, 2021, the Company executed the standard loan documents with the SBA for an amended and restated loan and authorization and agreement ("A&R SBA Loan Agreement") required for securing an increase in the Company's Original Note from the SBA EIDL Loan. Pursuant to the A&R SBA Loan Agreement, the principal amount for the EIDL Loan was increased by $350,000 to $500,000, with proceeds to be used for working capital purposes. Interest accrued at the rate of 3.75% per annum.

The Company used borrowings under the Credit Agreement, as discussed in Note 5, to repay in full (i) the RLOC, and (ii) EIDL Loan.

Note 9. Commitments and Contingencies

Operating Leases

The Company leases office space under a noncancelable operating lease agreement, from a real estate investments company that is owned and controlled by the Company's Chairman of the Board and President. This lease terminated December 31, 2017 with month-to-month renewals. The lease requires monthly payments of $14,000. Annual rent expense was approximately $168,000 and $168,000 for the years ended December 31, 2022 and 2021, and is included in selling, general, administrative and other expenses on the Company's accompanying consolidated statement of operations.

The Company leases office equipment under two noncancelable operating lease agreements of which one expired March 2021, and continued on a month to month basis, and one of which expires March 2024. In aggregate, these office equipment leases require monthly payments of approximately $914. Rent expense for the equipment leases totaled approximately $10,959 and $10,500 for the years ended December 31, 2022 and 2021, respectively, and is included in selling, general, administrative and other expenses on the Company's accompanying consolidated statement of operations.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2022:

Year Ended December 31,		
2023	$	7,777
2024		749
	$	8,526

Note 10. Stockholders' Equity (Accumulated Deficit)

The 2018 Equity Plan is the Company's stock-based compensation plan which the Company's Board adopted on April 5, 2017, and subsequently amended and restated on December 13, 2018. The 2018 Equity Plan provides for the granting of equity awards, including qualified incentive and non-qualified stock options, stock appreciation awards, and restricted stock awards to employees, directors, consultants, and advisors. Awards granted pursuant to the 2018 Equity Plan are subject to a vesting schedule set forth in individual agreements.

The Company's management estimates the fair value of stock-based compensation utilizing the Black-Scholes option pricing model. Black-Scholes option pricing is calculated using several variables, including the expected option term, expected volatility of the Company's stock price over the expected option term, expected risk-free interest rate over the expected option term, expected dividend yield rate over the expected option term, and an estimate of expected forfeiture rates. The Company's management believes this valuation methodology is appropriate for estimating the fair value of stock options granted to employees and directors which are subject to ASC 718 "*Compensation-Stock Compensation*" requirements. The Company's management estimates of fair value may not be reflective of actual future values or amounts ultimately realized by recipients of these grants. The Company recognizes stock compensation expense on a straight-line basis over the requisite service period for each award.

The Company's management utilizes the simplified method to estimate the expected life for stock options granted to employees, as the Company does not have sufficient historical data regarding stock option exercises. The risk-free interest rate is based on the U.S. Treasury yields with terms equivalent to the expected life of the related option at the time of the grant. Dividend yield is based on historical trends. While the Company's management believes these estimates are reasonable, the compensation expense recorded would increase if the expected life was increased, a higher expected volatility was used, or if the expected dividend yield increased.

The Company made an accounting policy election to account for forfeitures when they occur, versus estimating the number of awards that are expected to vest, in accordance with ASU 2016-09.

Non-Qualified Stock Option Awards

For the years ended December 31, 2022 and 2021, the Board granted zero and zero, respectively, of non-qualified stock option awards ("NQSO") to the Company's Scientific Advisory Board members, certain key employees and marketing representatives. For the year ended December 31, 2022 and December 31, 2021, the Company amortized $22,852 and $257,913 relating to the vesting of NQSOs, which is included in selling, general, administrative, and other expenses on the Company's accompanying consolidated statement of operations. As of December 31, 2022, all outstanding NQSOs have been fully expensed for vesting. The Company recognizes stock compensation expense on a straight-line basis over the requisite service period for each award, which are subject to a vesting schedule as set forth in individual agreements.

A summary of the Company's stock option activity during the year ended December 31, 2022 is presented below:

	No. of Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Balance outstanding at December 31, 2021	1,745,000	$	0.86	6.73	$	12,000
Granted	-		-	-		-
Exercised	-		-	-		-
Forfeited	-		-	-		-
Expired	-		-	-		-
Balance outstanding at December 31, 2022	1,745,000	$	0.86	5.73	$	-
Exercisable at December 31, 2022	1,745,000	$	0.86	5.73	$	-

Restricted Common Stock

The non-vested restricted stock awards ("RSAs"), as of December 31, 2022, were granted to the Company's Board members as compensation. These awards vest only upon: (i) the occurrence of one of the Accelerating Events: (a) a Change in Control (as defined in RSA Agreement); or (b) listing of the Company's Common Stock on either NYSE or NASDAQ Stock Market; and (ii) the director's delivery to the Company of a Notice of Acceleration of Vesting (as defined in RSA Agreement), within the Acceleration Notice Period (as defined in RSA Agreement).

As of December 31, 2022, it was not probable that the performance conditions on the outstanding options would be met, therefore, no expense has been recorded for the years ended December 31, 2022 and 2021.

The following table summarizes the RSAs activity for the year ended December 31, 2022:

	Number of Shares		Fair Value		Weighted Average Grant Date Fair Value
Non-vested, December 31, 2021	2,574,227	$	1,332,100	$	0.52
Granted	999,999		150,000		0.15
Vested	-		-		-
Forfeited	-		-		-
Non-vested, December 31, 2022	3,574,226		1,482,100	$	0.41

Note 11. Income Taxes

The Company began consolidating the financial results of CPM effective January 1, 2016, when the Company became the sole managing member of CPM. CPM is treated as a disregarded entity for U.S. federal and most applicable state and local income taxes. As a disregarded entity, CPM is not subject to U.S. federal and certain state and local income taxes. Beginning January 1, 2019, taxable income or loss generated by CPM is included in its taxable income or loss of the Company.

The Company is subject to U.S. federal income taxes, in addition to state and local income taxes.

The components of income tax expense (benefit) are as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Current:		
Federal	$ -	$ -
State	23,655	17,723
	23,655	17,723
Deferred:		
Federal	-	-
State	-	-
	-	-
Total Income tax expense	$ 23,655	$ 17,723

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Net operating loss carryforward	$ 1,632,301	$ 1,262,269
Accounts receivable	61,005	104,635
Compensation	560,735	555,936
Inventory	369,456	523,131
Other	26,465	1,244
Total deferred tax assets	2,649,962	2,447,215
Deferred tax liabilities:		
Intangibles	(190,817)	(198,801)
Property and equipment	(149)	(1,522)
Total deferred tax liabilities	(190,966)	(200,323)
Deferred tax assets, net	2,458,996	2,246,892
Valuation allowance:		
Beginning of year	(2,246,892)	(1,816,546)
Increase during year	(212,104)	(430,346)
Ending balance	(2,458,996)	(2,246,892)
Net deferred tax asset	$ -	$ -

A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. The Company recorded a valuation allowance totaling $212,104 for the twelve months ended December 31, 2022 due to the uncertainty of realization. Management believes that based upon the history of losses that the Company has incurred to date and its projection of future taxable operating income for the foreseeable future, it is more likely than not that the Company will not be able to realize the tax benefit associated with deferred tax assets. The valuation allowance established during the year ended December 31, 2022 was $2,458,996.

At December 31, 2022, the Company estimates it has approximately $7,772,862 of net operating loss carryforwards of which $2,661,387 will expire during 2022 through 2038. Under Section 382 of the Internal Revenue Code of 1986, as amended ("IRC Section 382"), a corporation that undergoes an "ownership change", as defined therein, is subject to limitation on its use of pre-change tax attributes carryforward to offset future taxable income. The Company completed a 382 study and determined that there were changes in ownership in prior years which limited the net operating loss from 2013 and earlier, and 2014 through 2016. The 382 limitation mathematically precludes the use of approximately $1,201,912 of net operating loss carryforwards, therefore, the deferred net operating loss carryover asset excludes the portion of net operating loss that are mathematically excluded from future use by the Company.

The Company's management believes its tax positions will more likely than not be upheld upon examination. As such, the Company has not recorded a liability for unrecognized tax positions. As of December 31, 2022, all the tax years remained open to examination for three years from the tax year in which net operating losses are utilized. The Company was not subject to examination by any income taxing authority as of December 31, 2022.

A reconciliation of income tax computed at the U.S. statutory rate to the effective income tax rate is as follows:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Statutory U.S. federal income tax rate	21.0%	21.0%
Gain on Payroll Protection Program Loan	0.0%	4.5%
Permanent differences	-27.6%	0.0%
State income taxes, net of federal tax benefit	0.6%	-0.8%
Change in deferred tax asset valuation allowance	6.8%	-25.8%
Effective income tax rate	0.8%	-1.1%

Our effective income tax rates for the years ended December 31, 2022 and 2021 were 0.8% and -1.1%, respectively. The decrease between years is driven by the valuation allowance allocated to the deferred tax asset for the current period.

Note 12. Concentrations

Concentration of Revenues, Accounts Receivable and Suppliers

For the years ended December 31, 2022 and 2021, the following significant customer had an individual percentage of total revenue of approximately ten percent (10%) or greater:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Customer 1	13.12%	3.70%
Customer 2	11.20%	6.66%
Totals	24.32%	10.36%

For the years ended December 31, 2022 and 2021, the following significant customers had a concentration of total accounts receivables of approximately ten percent (10%) or greater:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Customer 1	14.67%	7.80%
Totals	14.67%	7.80%

For the years ended December 31, 2022 and 2021, the following significant suppliers represented ten percent (10%) or greater of goods purchased:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Supplier 1	20.00%	20.40%
Supplier 2	10.20%	7.50%
Supplier 3	10.10%	11.00%
Totals	40.30%	38.90%

Note 13. Related Party Transactions

Operations

Historically, the Company conducts various related-party transactions with entities that are owned by or affiliated with Mr. Brooks and Mr. Reeg. These transactions are based on commission or wholesale contractual agreements that the Company's management believes are on terms and conditions substantially similar to other third-party contractual agreements. As described more fully below, these transactions include: selling and purchasing of inventory on wholesale basis, commissions earned and paid, and shared-service fee arrangements. As of December 31, 2022, the company had accrued employee expenses to management of $248,618.

Lease with 1565 North Central Expressway, LP

For its principal executive office, the Company leases an aggregate of approximately 11,500 square-foot space at 1565 North Central Expressway, Suite 220, Richardson, Texas 75080 from NCE, LP, a real estate investment company that is owned and controlled by Mr. Brooks. The Company's lease arrangement includes (1) the lease acquired pursuant to the CPM Acquisition effective January 1, 2013 and (2) a lease effective July 14, 2017 entered-into to support the Company's relocation of its Fort Worth, Texas corporate offices to CPM's executive offices. Both leases terminated December 31, 2017, with month-to-month renewals thereafter. For the year ended December 31, 2022 and 2021, the Company paid approximately $168,000 and $168,000 in rent expense, which is reflected in selling, general, administrative, and other expenses in the Company's accompanying consolidated statements of operations.

AmBio Contract

As of January 1, 2023, the Company terminated its contract with AmBio and moved its PEO services to Nextep, Inc. ("Nextep"). Nextep is not affiliated with the Company.

The Company engaged AmBio Staffing, LLC ("AmBio"), a Texas licensed professional employment organization, to provide payroll processing, employee benefit administration, and related human capital services effective January 1, 2017. Mr. Brooks owns and controls AmBio. As of December 31, 2022, AmBio operations support approximately 35 FTEs. Of those 35 FTEs, 32 FTEs directly support the Company, 2 FTEs support the operations of other companies, and the Company shares 1 FTE with other companies.

As of December 31, 2022, and December 31, 2021, the Company owed amounts to AmBio of approximately $173,893 and $170,784, respectively, which is reflected in the accounts payable on the Company's accompanying consolidated balance sheets. For the year ended December 31, 2022, and 2021, the Company paid approximately $196,363 and $195,093, respectively, to AmBio in administrative fees, which is reflected in selling, general, administrative, and other expenses in the Company's accompanying consolidated statements of operations.

MedUSA Group, LLC

MedUSA Group, LLC ("MedUSA") is a sub-distributor previously owned and controlled by Messrs. Brooks and Reeg. As of October 1, 2022, Messrs. Brooks and Reeg sold their interest in MedUSA to an unaffiliated party. Per the terms of the sales agreement of MedUSA, all unpaid accrued commissions owed to MedUSA prior to its sale on October 1, 2022 would be transferred to Messrs. Brooks and Reeg. As of December 31, 2022, Messrs. Brooks and Reeg no longer held interest in MedUSA. The company assessed the company's relationship with MedUSA and the nature of the business transactions occurring in the current financial reporting period and prior periods. MedUSA is not directly owned or directly controlled by management, and the company has determined MedUSA is not a related party for the year ended December 31, 2022.

- sold Orthopedic Implants and Biologics products to MedUSA in the amounts of approximately zero and $1,400, respectively, which is reflected in net revenues in the Company's accompanying consolidated statements of operations; and

- incurred approximately $3,031,994 during the period ending October 1, 2022 and $3,696,583 during the year ended December 31, 2021 which are reflected in commission costs in the Company's accompanying consolidated statements of operations.

As of December 31, 2022, and December 31, 2021, the Company had outstanding balances due from MedUSA of approximately zero and $63,498, respectively. These amounts are reflected in accounts receivable, net in the Company's accompanying consolidated balance sheets.

As of December 31, 2022, and December 31, 2021, the Company had approximately $581,829 and $923,960, respectively, of unpaid commission costs due to MedUSA, respectively. These amounts are reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

Texas Overlord, LLC

Overlord is an investment holding-company owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company:

- incurred approximately $136,000 and $240,000, respectively, in commission costs to Overlord, which is reflected in commissions in the Company's accompanying consolidated statements of operations.

Texas Overlord had an ownership position in MedUSA which was sold to an unaffiliated party on October 1st, 2022. Based on the terms of the Purchase Agreement, the commission balances owed to MedUSA as of October 1, 2022 was transferred to Overlord based on its percentage of ownership

As of December 31, 2022, and December 31, 2021, the Company had approximately $1,050,966 and $40,000, respectively, of unpaid commission costs due to Overlord, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

Reeg Medical Industries, Inc.

Reeg Medical Industries, Inc. ("Reeg Medical") is an investment holding company owned and controlled by Mr. Reeg.

Reeg Medical had an ownership position in MedUSA which was sold to an unaffiliated party on October 1, 2022. Based on the terms of the Purchase Agreement, the commission balances owed to MedUSA as of October 1, 2022 was transferred to Reeg Medical based on its percentage of ownership.

As of December 31, 2022, and December 31, 2021, the Company had approximately $335,540 and zero, respectively, of unpaid commission costs due to Reeg Medical, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

N.B.M.J., Inc.

NBMJ is a durable medical equipment, wound care, and surgical supplies distributor owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company sold Biologics products to NBMJ in the amounts of approximately $350 and $74,501, respectively, which is reflected in net revenues in the Company's accompanying consolidated statements of operations;

As of December 31, 2022, and December 31, 2021, the Company had $2,430 and $2,080 outstanding balances due from NBMJ.

Payment terms per the stocking and distribution agreement with NBMJ are 30 days from receipt of invoice.

Bass Bone and Spine Specialists

Bass operates as a sub-distributor of surgical implants and is owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company:

- sold Orthopedic Implants and Biologics products to Bass in the amounts of approximately $59,648 and $35,065, respectively, which is reflected in net revenues in the Company's accompanying consolidated statements of operations;

As of December 31, 2022, and December 31, 2021, the Company has outstanding balances due from Bass of approximately zero and $8,413, respectively. These amounts are reflected in accounts receivable, net in the Company's accompanying consolidated balance sheets.

Payment terms per the stocking and distribution agreement with Bass are 30 days from receipt of invoice.

Sintu, LLC

Sintu operates as a sub-distributor of surgical implants and is owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company: incurred approximately $822,079 and $583,218, respectively, in commission costs to Sintu, which is reflected in commissions in the Company's accompanying consolidated statements of operations.

As of December 31, 2022, and December 31, 2021, the Company had approximately $662,157 and $557,228, respectively, of unpaid commission costs due to Sintu, which is reflected in accrued liabilities in the Company's accompanying consolidated balance sheets.

Tiger Orthopedics, LLC

Tiger operates as a sub-distributor of surgical implants and is owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company sold Orthopedic Implants and Biologics products to Tiger in the amounts of approximately zero and $502, respectively, which is reflected in net revenues in the Company's accompanying consolidated statements of operations.

Payment terms per the stocking and distribution agreement with Tiger are 30 days from receipt of invoice.

Modal Manufacturing, LLC

Modal is a manufacturer of medical devices owned and controlled by Mr. Brooks.

During the years ended December 31, 2022 and 2021, the Company purchased approximately $699,759 and $766,640 respectively, in Orthopedic Implants and medical instruments from Modal, which is reflected within inventories, net on the Company's accompanying consolidated balance sheets.

Payment terms per the stocking and distribution agreement are 30 days from receipt of invoice. As of December 31, 2022, the Company owes Modal a balance of $1,169,896.

Payment terms per the stocking and distribution agreement with Modal are 30 days from receipt of invoice.

Note 14. Subsequent Events

Severe Weather Conditions. During February 2023, the state of Texas experienced severe winter weather which resulted in dangerous road conditions.

The Company's executive management team immediately focused on the health and wellbeing of the Company's employees, while also working to minimize the impact on its customers. Subsequently, the Company resumed full operations and are currently working to address the Cases, sales support, and administrative functions backlog. Generally, surgical cases have been rescheduled to subsequent weeks. (For more information, see Item 1A. "Risk Factors—Risks Related to Our Business and Industry").

On March 22, 2023, we executed the First Amendment to the RLOC with eCapital (the "First Amendment"). The First Amendment (i) waived the fixed charge coverage ratio (FCCR) under the RLOC for the testing period then ending February 28, 2023, and (ii) amended the FCCR test from a trailing twelve month test to a trailing three month test (iii) waive the minimum liquidity covenant defaults for November 30, 2022 and December 31, 2022.

The Company's management concluded there are no other material events or transactions for potential recognition or disclosure.